TECHNICAL REPORT

on Stawell Gold Mines
Victoria, Australia

PURSUANT TO NATIONAL INSTRUMENT 43-101 OF THE

CANADIAN SECURITIES ADMINISTRATORS

28 March 2008

PREPARED FOR

NORTHGATE MINERALS CORPORATION

Authors
Dean Fredericksen MSc Hons MAusIMM	Glenn Miller MAusIMM
Principal Consultant	Mine Technical Superintendent
Fredericksen Geological Solutions Pty Ltd	Stawell Gold Mines

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LIST OF FIGURES

Figure 1	Map highlighting location of Stawell Gold Mine	11
Figure 2	Location map of the MIN5260 lease. Grid is latitude and longitude as per GDA94.	13
Figure 3	Map of Land use in relation to the MIN5260 lease	14
Figure 4	Local Mine Grid used at SGM	17
Figure 5	Plan showing the location of MIN 5260, Stawell Gold Mines operational infrastructure	20
Figure 6	SGM Mine Long Projection in 1993	23
Figure 7	SGM Mine Long Projection June 2000	26
Figure 8	SGM Mine Long Projection December 2001	27
Figure 9	SGM Mine Long Projection December 2003	27
Figure 10	Annual Gold production in ounces since 1984	29
Figure 11	Annual Processing plant tonne throughput and head grade since 1984	29
Figure 12	Image showing Lachlan Fold Belt, locating Stawell on the western boundary	30
Figure 13	D1 to D5 ductile and brittle evolution of the Stawell System. Stereonets represent hangingwall transport direction calculated at pole to fault with the circle centre of each arrow representing a single fault pole (Miller & Wilson 2004a). These transport directions are the inferred maximum resolved shear stress along a fault for an applied stress tensor. A change in the hangingwall transport direction for similarly oriented faults represents a change in stress tensor. From Miller et al. 2006	36
Figure 14	Evolution of the Stawell system from 420 to 380 Ma (modified from Miller & Wilson 2004a). Stereonets represent hangingwall transport direction calculated at pole to fault (Miller & Wilson 2004a). Map symbol are the same as those in Figure 13. From Miller et al. 2006	37
Figure 15	Mine Geology Cross-section highlighting architecture of the Magdala and Golden Gift ore bodies	39
Figure 16	Plan view geological interpretation of the Stawell structural and stratigraphic architecture at l000mRL	41

Figure 17	Stawell Mine Long Projection showing the location of the Mineralised ore block. The geological and spatial relationship between the Magdala, Golden Gift and Wonga deposits can seen clearly be seen	42
Figure 18	Example of central lode mineralisation	44
Figure 19	Example of basalt contact mineralisation	45
Figure 20	Longitudinal projection of the GG South target zone and completed drill holes.	48
Figure 21	Longitudinal projections of the GG6 zone highlighting the results obtained on the basalt contact and stockworks surfaces. All intercepts are quoted in true width	49
Figure 22	Longitudinal Projection highlighting the locations of 2008 exploration works	51
Figure 23	Cross Section highlighting the East Magdala exploration target for 2008	52
Figure 24	Stawell Gold Mines geological processes and approximate drill spacings	54
Figure 25	Stawell Longitudinal projection showing the extent of all drilling completed	58
Figure 26	SGM Diamond drilling process flowsheet	60
Figure 27	An example of a daily drill record from an underground rig. Note this record includes downhole survey information that matches the individual survey records .	61
Figure 28.	Typical sludge drilling fan completed from an ore development drive. The drive outline is shown as well as the geological mapping collected from each face location. The uphole drill fans are coloured by logged geology, green = potentially mineralised volcanogenics, yellow = Basalt	63
Figure 29	Perspective view (left) and plan view (right) of the GG5 Lower mineralised domain and all underground diamond drillholes used to constrain the most recent Mineral Resource Estimate as documented in Section 19	64
Figure 30	Collar survey information and drillhole survey information checklist	65
Figure 31	Plot of drillhole survey method (SE = Eastman Single Shot in Purple, SD = Electronic survey instrument in Blue) by time. Post the start of 2002 the standard survey instrument used has been an electronic single shot downhole survey tool	66
Figure 32	Magnetic declination correctiosn as currently applied to SGM drillhole data	66
Figure 33	Current survey record sheets as supplied by the Underground diamond drill contract personnel	67
Figure 34	Example of the check plots used to correct downhole survey information	68
Figure 35	Photograph of the SGM survey camera test bench	69
Figure 36	Stawell Gold Mines core photography installation	70
Figure 37	Diamond Drillcore processing operations	71

Figure 38	An example of the diamond drillcore photographs stored digitally for all diamond drillcore. This section of core belongs to Drillhole MD5063 which tests the GG5 Lower Mineral resource area	72
Figure 39.	Histogram of sample intervals for diamond drillcore taken during the calendar year 2007	75
Figure 40	Stawell Gold Mines drill core sample preparation, assay and QA/QC flowsheet.	79
Figure 41	Stawell Gold Mines QAQC review and actions flow sheet	82
Figure 42	QA/QC plot of Blanks assayed during 2007	86
Figure 43	SGM Standard Low A by job number for the calendar year 2007	87
Figure 44	SGM Standard High A by Job number for the calendar year 2007	87
Figure 45	Sample Splits comparison for 2007	88
Figure 46	Assay duplicate comparison for 2007	88
Figure 47	showing 2007 Original (first) Assay Standard performance plotted as standard ±deviations relative to the recommended value	89
Figure 48	SGM Treatment Plant Flowsheet	95
Figure 49	Actual versus Expected Recovery ( Float Ore)	97
Figure 50	Longitudinal Projection showing the location of Mineral Resource and mineral Reserve areas as the 30 December 200. Note GG6 is not reported as a component of the December 2007 Mineral Resource estimate	99
Figure 51	Cross Section showing an example of the compositing process used at Stawell Gold mines. This example is from the GG5 Lower resource area, Appendix I	105
Figure 52	Stawell Gold Mines geological processes and general guidelines for classification	109
Figure 53	Long Projection showing a summary of the Mineral Resource and Mineral Reserves on an area by area basis	114
Figure 54	Annual Stoping Mineral Reserve reconciliation for the period 2003 – 2007	122

LIST OF TABLES

Table 1	Stawell Gold Mines Mineral Resource summary table as at 31 December 2007	4
Table 2	Stawell Gold Mines Mineral Reserve summary table as at 31 December 2007	5
Table 3	Condensed Mineral Resource and Mineral Reserves as at 31 December 2007	6
Table 4	Resource/Reserve classification criteria guide developed for SGM	25
Table 5	2008 MIN5260 Exploration targets	50
Table 6	Drilling metres summary by drilling method for Stawell Gold Mines.This is the entire databse that informs Mineral resources reported for MIN5260	57
Table 7	An example of drillhole collar survey information provided by SGM survey personnel and the check list used the database manager to ensure appropriate information is loaded to the database. Note some corrections to erroneous data have been made as indicated by the penciled changes	69
Table 8	Diamond drill core sample interval statistics for samples taken during the calendar year 2007	74
Table 9	Laboratory assay method codes, descriptions and limits of detection	81
Table 10.	SGM assay standards and certified values reported by ORE	84
Table 11	QA/QC diary entries for 2007	85
Table 12	Table showing data verification work completed for the 2007 Mineral Resource update	93
Table 13	Block sizes utilised in Stawell Gold Mines local area area block models	104
Table 14	Compilation of Density applied by Resource Model area	107
Table 15	Magdala surface Mineral Resource estimate density values applied	107
Table 16	Summary of design factors for Magdala and GG styles	111
Table 17	Stawell Gold Mines Mineral Resource summary table as at 31 December 2007	112
Table 18	Stawell Gold Mines Mineral Reserve summary table as at 31 December 2007	112
Table 19	Condensed Mineral Resource and Mineral Reserves as at 31 December 2007	113
Table 20	Summary of design factors for open pits	118
Table 21	Annual Operating and Capital expenses based on LOM	134
Table 22	Cash Flow Forecast	135
Table 23	Cash Flow Sensitivity Analysis. Figures stated in AUD$'000	136
Table 24	SGM NPV sensitivity analysis over varying discount rates	137

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3  Summary

This technical report (Technical Report on Stawell Gold Mine, Victoria, Australia) has been prepared to provide technical information underlying the 31 December 2007 estimates of Mineral Reserves and Mineral Resources for Stawell Gold Mines, Victoria, Australia. The beneficial owners of the project are Northgate Minerals Corporation who acquired the project in February 2008 as part of a takeover of ASX listed Perseverance Corporation.

Stawell Gold Mines is located in Western Victoria, Australia approximately 250km North West of Melbourne. The property is within the township of Stawell and consists of an active Mining Licence of 1003.58 ha, MIN5260 which for which title has recently been renewed and is current until 2020.

The Stawell operation has been in production since 1981 and is serviced by the rural township of Stawell with a population of approximately 6500. The operation consists of the main Magdala orebody which is accessed to a depth of approximately 1300m below surface by interconnecting 5.5m X 6.0m 1:7 - 1:9 declines. In addition to the Magdala Mine is a separate and currently inactive decline accessing the Wonga Mine and two inactive and partially backfilled open pit mines on the surface of the Magdala and Wonga deposits. The Stawell operation has a modern gold processing facility to processes all ore on site to produce dore bullion with appropriately permitted tailing facilities. There is sufficient power and water available to meet the requirements of the current life of mine plan.

The current mining tenement was granted in 1981 and the processing operation commenced in 1984. From 1984 to 31 December 2007 the project has produced some 1,794,786 ounces of gold. The initial discovery of the Stawell deposit was made in the 1850’s and it has been estimated that total production from this period until 1926, when the mining activity ceased, was 2,700,000 ounces.

The Stawell Goldfield is located in the western Stawell Zone of the Lachlan Fold Belt. The Stawell Zone is a belt of predominantly deformed meta-sedimentary rocks representing the lower parts of the Cambro-Ordovician Lachlan Fold Belt. There are three separate ore bodies defined at Stawell; the Magdala, Golden Gift and Wonga. All have differing characteristics but the same geological setting is apparent to all of them.

The stratigraphy at Stawell is divided into three principal units: Magdala Basalt; Albion Formation and Leviathan Formation. Intruded into this sequence are the Stawell Granite and a number of felsic and mafic intrusions. Adjacent to the Magdala Basalt is the Magdala Volcanogenics or Magdala Facies which is interpreted to be an alteration of a particular sequence of the Albion Formation. The Magdala Basalt, a large dome like feature is interpreted to form part of the Victorian Cambrian greenstone sequences, which are the oldest known rocks in the Palaeozoic Lachlan Orogen, and have inferred ages of 516-514 Ma.

There is significant structural evolution within the Stawell Goldfield with up to 7 separate deformation events recognised. Mineralisation is interpreted to be associated with the D4 structural event which has subsequently been overprinted by brittle events which have displaced mineralisation along the South Fault. Magdala mineralisation is located above the South Fault and Golden Gift mineralisation is below the South Fault.

Mineralisation at Magdala is coincident with the largest and most significant mineralisation event in the western Lachlan Orogen at ca. 440 Ma contemporaneous in the Stawell and in the Bendigo-Ballarat zones with the mineralisation occurring during late D4 at Stawell. The Wonga mineralisation occurred during late-stage magmatic events associated with the emplacement of the Stawell Granite ca 400 Ma. This mineralisation occurred in a series of brittle structures dependent on pre-existing weakness which are thought to be related to a fluid over-pressure event after the lockup of major regional structures.

The Magdala Facies are the primary and most important host rock for the sulphide replacement style of gold mineralisation at Stawell. Major mineralisation sulphides include arsenopyrite, pyrite and pyrrhotite, the latter two commonly occurring along cleavage planes and concentrated within shear zones.

Within the Magdala orebody the dominant ore types are Central Lode, Basalt Contact Lode and Stockwork Lodes. Central Lode, a quartz rich shear lode ranging from 0.5 to 10m in width dipping 55 - 65° to the west, was a significant production source in the Magdala Mine.

Approximately 4km in strike with lkm of dip extent and continuously mineralised with economic shoots (> 4.0g/t) varying from 20 - 30m in strike up to 200 - 350m in strike. There is free gold in the quartz and also associated with pyrite, arsenopyrite and recrystallised pyrrhotite. The Basalt contact mineralisation typically 2 - 3 m wide is represented by arrays of quartz sulphide tension veins immediately adjacent to the volcanogenic Basalt contacts. Sulphides include pyrrhotite, arsenopyrite and pyrite and occur as alteration selvages on tension vein margins. Stockwork mineralisation consists of large quartz tension vein arrays with arsenopyrite and pyrrhotite dominant sulphide mineralisation. This mineralisation occurs in specific structural locations above Basalt Noses and shoots are limited in strike to 40 – 50m vertically 30 – 50m.

There is only one identifiable ore type in the Golden Gift termed the Golden Gift Stockworks which contains a spectrum of all Magdala styles. Typical widths range from 8 -12m up to 30m and the strike extents of shoots range between 150 and 400m. Quartz content is generally below 25%. Mineralisation includes abundant recrystallised pyrrhotite and coarse grained arsenopyrite, pyrite and visible gold with a quartz content generally less than 25%.

The Wonga deposit is hosted within the locally termed Wonga Schist (part of the Leviathan Formation) along two main fault systems. The two fault systems controlling the mineralisation are the Hangingwall structure which, strikes towards 350° and dips between 25° and 50° towards the east, and the Link structures which generally trend toward 240° and dip between 40° and 70° to the southeast. The mineralisation is represented by arsenopyrite disseminations to quartz veins within these structures. The main ore minerals present are anhedral fine grained pyrrhotite and arsenopyrite.

Mineral Resource estimation methodologies are consistent with industry practice with the majority of the current Mineral Resource estimated using 3D block modelling methodologies with gold grades estimated by ordinary kriging. Additionally components of the 31 December Mineral Resource estimate is based upon manual 2D estimations. There is sufficient production history and reconciliation information to support these estimates.

The gold grade estimates are based on good quality assay datasets of diamond drillcore that has been spatially located, sampled and assayed using sound industry standard practices.

Quality Control and Quality Assurance procedures are used to ensure the data returned from assay laboratories is of good quality and corrective actions have been implemented to maintain this standard. Data management systems are in place to ensure long term security of all geological information collected on site.

There is available and extensive coverage of diamond drilling reaching a drill spacing of 15m X 15m in areas that are subject to grade control drilling. Additionally face mapping information and “sludge sample” holes logged for geology are available to construct geological models for all Mineral Resource areas. The key control in on Mineral Resource estimation is accurate definition of the constraining geological models. Estimation of grade within the domains, whilst still very important, is of secondary importance to the first order geological domaining. The geological personnel have a sound understanding of the mineralized system and good practices in place to ensure quality models are produced.

These estimated Mineral Reserves and Mineral Resources at 31 December 2007 are based on accumulated diamond drilling and geological information collected over the life of the Stawell Project that was commenced in 1981 and are given in the following tables.

	Mineral Resources exclusive of Mineral Reserve

	Indicated		Inferred		Total

	tonnes (000's)	grade g Au/t	tonnes (000's)	grade g Au/t	tonnes (000's)	grade g Au/t	In situ Au oz (000's)

Underground
Magdala above 1250mRL	200	4.97	150	4.05	350	4.58	51
Golden Gift above 1360mRL	23	7.09	80	6.01	103	6.25	21
Wonga above 1000mRL			121	6.80	121	6.80	26

Sub-total U/G	223	5.19	351	5.44	574	5.35	99

Surface
Magdala	2660	2.15			2660	2.15	184
Wonga	298	1.49	106	2.44	404	1.74	23

Sub-total Surface	2958	2.08	106	2.44	3064	2.10	207

TOTAL	3181	2.30	457	4.75	3638	2.61	306

Table 1 Stawell Gold Mines Mineral Resource summary table as at 31 December 2007

	Mineral Reserves

	Proved		Probable		Total

	tonnes (000's)	grade g Au/t	tonnes (000's)	grade g Au/t	tonnes (000's)	grade g Au/t	In situ Au oz (000's)

Underground
Magdala above 1250mRL	10	4.34	297	4.5	307	4.49	44
Golden Gift above 1360mRL	36	4.83	926	5.92	962	5.88	182
Wonga above 1000mRL
Surface Stockpiles

Sub-total U/G	46	4.72	1223	5.58	1269	5.54	226

Surface	0		0
Davis Exte above 130mRL			325	2.12	325	2.12	22
LG Stockpiles			188	0.8	188	0.8	5

Sub-total Surface	0		513	1.64	513	1.64	27

TOTAL	46	4.72	1736	4.41	1782	4.42	253

Table 2 Stawell Gold Mines Mineral Reserve summary table as at 31 December 2007

Mineral Reserves

Stawell Proven	46,000	4.72	7,000

Probable	1,736,000	4.41	246,000

Total	1,782,000	4.42	253,000

Mineral Resources (exclusive of reserves)

	Tonnes	Gold (g/t)	Gold (contained ounces)

Stawell Measured	0	0.00	0

Indicated	3,181,000	2.30	235,000

Meas + Ind	3,181,000	2.30	235,000

Inferred	457,000	4.75	70,000

Table 3 Condensed Mineral Resource and Mineral Reserves as at 31 December 2007

Notes:

1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101.

2.	Mineral Resources for are exclusive of Mineral Reserves.

3.	Mineral Reserves were estimated using the following economic parameters:

a.
Gold price of A$750/oz. Cut-off grade applied was variable for underground ore depending upon width, mining method and ground conditions. Dilution of 2-3m and mining recovery of 95-100% were applied to the underground reserves, dependent upon mining method.

4.	Mineral Resources were estimated using the following parameters:

a.	Underground using Gold Price of A$750/oz.

b.	Magdala surface above 130mRL and above a nominal 0.8g/t cutoff

c.	Wonga surface within a A$850 optimised pit shell

5.	Mineral Reserve estimates were prepared by:

a.
Glenn Miller, Mine Technical Superintendent, Northgate Minerals Corporation. Mr Miller is a member of the Australasian Institute of Mining and Metallurgy and has over 16 years of relevant engineering experience.

6.	Mineral Resource estimates were prepared by:

a.
Dean Fredericksen of Fredericksen Geological Solutions Pty Ltd. Mr Fredericksen is a member of the Australasian Institute of Mining and Metallurgy and has over 19 years of relevant geological experience.

7.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

4  Introduction and Terms of Reference

This technical report has been prepared for Northgate Minerals Corporation the beneficial owner of Stawell Gold Mines. Northgate Minerals Corporation is listed on the Toronto Stock Exchange and acquired Stawell Gold Mines as a result of the takeover of Perseverance Corporation in February 2008.

This report is the first prepared for Stawell Gold Mines in accordance with the requirements of the National Instrument 43-101 standard and incorporates a detailed summary of the project, geological setting, and Mineral Resource and Mineral Reserve position as at the 30 December 2008.

The Mineral Resources and Mineral Reserve estimate for Stawell Gold Mines is a compilation of a number of individual estimates for various ore bodies or various geographically constrained areas. All of these estimates are contained within the Mining Lease MIN5260. Details of the locations and geographical constraints of the various ore body components as at December 2007 are given in Section 9.

The Stawell gold deposit was discovered in the mid 1850’s during the Victorian gold rush which saw the discovery exploitation of the significant deposits at Bendigo and Ballarat. Mining activity eventually ceased in the 1920’s and after a prolonged period of sporadic exploration mining operation recommenced in 1981. Mining operations and various levels of exploration and resource development activities have been continuous since 1981 and as such the project has significant past production and development history which is discussed in this report and also utilised during the compilation of the Mineral Resource and Mineral Reserve estimates.

This report has been prepared by a number of the site personnel with the assistance of Dean Fredericksen an independent geological consultant. The report utilises information available within company technical reports, published geological papers and internal Mineral Resource and Mineral Reserve documents completed by members of the SGM mine geological and mine engineering teams.

Dean Fredericksen of Fredericksen Geological Solutions Pty Ltd is a qualified person as defined by National Instrument 43-101 and accepts overall responsibility for the preparation of all sections of this report including the preparation of the Mineral Resources as reported in Section 19 other than the components of Section 19 which pertain to the 30 December 2007 estimate of Mineral Reserves and Section 25 which have been completed by Glenn Miller. Glenn Miller is a qualified person as defined by National Instrument 41-101 and is responsible for the preparation of and documentation of the estimation of Mineral Reserve and compilation life of Mine Plans that are outlined in Sections 19.

All information presented in this report was prepared in accordance with the requirements of National Instrument 43-101F1, Standards of Disclosure for Mineral Projects and is in the format prescribed by that instrument.

4.1  Field Involvement of the Qualified Person

Dean Fredericksen has been involved in the Stawell Gold Mining operation since 1995. During the period 1995 - 2002 Dean Fredericksen was the Chief Geologist for Stawell Gold Mines and was responsible for all site based geological functions including near mine exploration, resource definition and mine geology functions and was the JORC competent person for reporting on Mineral Resources and Ore Reserves. From 2002 - 2004 Dean Fredericksen was the Group Mine Geologist for MPI Mines Ltd, owner of Stawell Gold Mines and maintained his involvement in the Stawell Project in an advisory and monitoring capacity. From June 2007 Dean Fredericksen has been consulting to Stawell Gold Mines and in this capacity has been providing mentoring to site geological personnel and audit and management advice to the operation. During this period regular monthly visits have been made to Stawell Gold Mines for either one or two weeks duration.

Glenn Miller is an employee of Stawell Gold Mines and has been in his current capacity as Mine Technical Superintendent since May 2006 and has been responsible for all mine planning functions including the estimation of Mineral Reserves since that time.

4.2  Definitions

Au	gold
AUD	Australian dollars
g/mt	grams per metric tonne
m	metre
km	kilometre
Ha	Hectare (10,000 sq m)
Ma	Million Years
mRL	Mine grid reduced level (metres)
ML	Mega litres
Northgate	Northgate Minerals Corporation
SGM	Stawell Gold Mines
Shotcrete	sprayed concrete slurry for support of underground mine openings
CRF	Cemented Rock Fill used as stope backfill
C7	Central Lode 7 ore block
U3	Upper South Fault ore block
GG1	Golden Gift 1 ore block
GG2	Golden Gift 2 ore block
GG3	Golden Gift 3 ore block
GG5	Golden Gift 5 ore block
GG5L	Golden Gift 5 Lower ore block
GG6	Golden Gift 6 ore block
GG	South Golden Gift South ore block

5  Reliance on Other Experts

The Authors of this report are Qualified Persons, and have relied on various datasets and reports that were provided by Stawell Gold Mines Ltd to support the compilation of the Mineral Resources and Mineral Reserves as documented in this report. It is the view of the authors that the data collection and data storage and data analysis methods utilised in estimating and compiling Mineral Resource and Mineral Reserve estimates at Stawell Gold

Mines are of sufficient quality to ensure the information is reliable and suitable for compilation of this Technical Report. The principal Author is not aware of any critical data that has been omitted so as to be detrimental to the objectives of this report. There was sufficient data provided to enable credible interpretations to be made in respect of the data. The principal author believes that no information that might influence the conclusion of the present report has been with-held from the study.

With respect to definition of tenement boundaries, legal status of the mining licence MIN5260, and statutory obligations the authors have relied upon information supplied by Mr Jeff Dunwoodie (Environment and Community Coordinator, Stawell Gold Mines) and have not independently verified the status of this information with the relevant government agencies although have sighted a number of relevant documents to confirm the validity of this information. In a review of this information with Mr Dunwoodie the principal Author has not been made aware of any material environmental or statutory issues that do or could impact on the ongoing operation of Stawell Gold mines.

Section 18 of this report summarises the results of past metallurgical performance for the operation and the results of ongoing metallurgical testing to determine future plant recoveries and the optimum treatment regime for the ore. This information has been prepared under the guidance of Mr Les Dunn (Metallurgical Manager, Stawell Gold Mines). The procedures used for the metallurgical testing have been in operation for a number of years and there is a strong relationship between actual plant performance and predicted metallurgical performance to support the process.

Sections of this report dealing with open pit reserves and optimisation studies have relied on designs, analysis and reports carried out by Tamer Dincer from Mining Solutions Consultancy in Perth Western Australia.

6  Property Description and Location

6.1  Property Location

Stawell Gold Mines is located in the State of Victoria, 250km north-west of Melbourne and 2km from the township of Stawell. Stawell is a rural township of approximately 6500 people and is within the Northern Grampians Shire.

Figure 1 Map highlighting location of Stawell Gold Mine

6.2  Property Description

SGM’s principal approval is its Mining Lease (MIN5260) issued by the Victorian State Government under the Mineral Resources (Sustainable Development) Act 1990. This approval was first issued on the 31st May 1985 as ML1219 and has been amended on at least six occasions since as a result of approved Work Plan variations. The current Mining Licence approval is active until 2020.

MIN5260 is located at centroid coordinates of 142.80° E and 37.06° S (GDA94)

The boundaries of the land covered by the mining licence are accurately surveyed and marked with posts and information plates in accordance with the Mineral Resources Development Regulations 2002.

Throughout its operational life, SGM has received at least sixteen local government, Planning Permits from the appropriate Council that relate directly or indirectly to environmental management.

MIN5260 (1003.58 ha) encompasses both the Magdala and Wonga mines and is located under and around the township of Stawell and covers 1000.58 Ha (Figure 2). All mineralised zones and mining related infrastructure is located within the boundaries of MIN5260 (Figure 5).

Figure 2 Location map of the MIN5260 lease. Grid is latitude and longitude as per GDA94

MIN5260 is comprised of private and crown land including designated crown land reserves (See Figure 3 for detail). Designated crown land reserves require particular consideration in relation to a number of documents including section 6 of the Mineral Resources Development Act 1990 and National Parks (Box-Ironbark and Other Parks) Act 2002.

Figure 3 Map of Land use in relation to the MIN5260 lease.

6.3  Legislation and Permits

SGM’s principal approval, Mining license Min5260, is the applicable “right to mine” title over this land and is current to 2020. Attached to this title are a series of licence conditions that must be met and are the controlling conditions upon which an annual Work Plan and Work Plan variations are filed with the regulatory authority.

Apart from the primary mining legislation the Mineral Resources (Sustainable Development) Act 1990 (Vic) operations on MIN5260 are subject to the additional following legislation and regulations for which all appropriate permits and approvals have been obtained:

Acts

• Extractive Industry Development Act 1995 (Vic)

• Environment Protection Act 1970

• Mines Act 1958

• Planning and Environment Act 1987

• Environmental Protection and Biodiversity Conservation Act 1999

• National Environment Protection Council (Victoria) Acts 1995

• Flora and Fauna Guarantee Act 1988

• Catchment and Land Protection Act 1994

• Archaeological and Aboriginal Relics Preservation Act 1972

• Heritage Act 1995

• Forest Act 1958

• Dangerous Goods Act 1985

• Mines Safety and Inspection Act 1994

• Drugs, Poisons and Controlled Substances Act 1981

• Health Act 1958

• Water Act 1989

• Crown Land (Reserves) Act 1978

• Radiation Act 2005

• Sustainability Victoria Act 2005

• Country Fire Authority Act 1958

• Conservation, Forests and Lands Act 1987

• Wildlife Act 1975

Regulations

• Dangerous good (Explosives) regulations 2000

• Dangerous good (Storage and Handling) regulations 2000

• Mines safety and Inspection regulations 1995

• Forest Fire regulations 1992

• Biodiversity Conservation Regulation 2000

• Drugs, Poisons and Controlled Substances 9Commonwealth Standard) Regulations 2001

• Mineral Resources (Infringements) Regulations 1991

• Environmental Protection (Vehicle Emissions) Regulations 2003

Stawell Gold Mines is operating under a Work Plan submitted as required under section 3 of the General Licence Conditions of Mining Licence (MIN5260). A key component of the Work Plan is an Environmental Management Plan the most recent of which was submitted to the Department of Primary Industries Victoria for approval in April 2007. A requirement of the General Licence Conditions of Mining Licence is to maintain the EMP.

Regular reviews of legislation and regulation requirements are completed and Stawell Gold Mines maintains all required statutory approvals to continue with mining operations.

An environmental bond for the project of AUD$4,547,738 is lodged with the Department of Primary Industries Victoria. Rehabilitation for the project is ongoing and SGM has entered into a cooperative research project with the University of Melbourne to conduct rehabilitation trials to prepare the rehabilitation program for eventual closure of the operations. Other than the rehabilitation bond the project is not subject to any other environmental liabilities.

6.4  Royalties

Within M5260 there is an AUD$2.00 per Au ounce royalty payable to Mineral Ventures of Australia (MVA). This royalty agreement came into place in February of 2004 and is in place until the earlier of 15 year of production of 2.5 million ounces of gold. Furthermore this royalty agreement extends to Victorian tenements held by Leviathan Resources in February 2004 which included MIN5260.

6.5  SGM Local Survey Grid Reference

All survey data on MIN5260 is collected and stored using modified AMG co-ordinates, based on Australian Map Grid AGD 66 (zone 54). The convention is to drop the first digit of the northing, so 5896000N becomes 896000N. Easting is unchanged.

The mine RL is calculated as AHD-300m (where AHD is Australian Height Datum) and displayed as a negative number below surface. The RL origin is at 303.60 AHD, measured at a trigonometric station located adjacent to the mine on Big Hill, Stawell.

The principal local grid in use within the Mine Lease is the Stawell Gold Mine Grid (also referred to as the “45 degree grid”) as shown in Figure 4. This grid is orientated 45 degrees west of AMG north and has its origin at 5890137.479N and 659498.820E. It is convention to divide the northing by 20 and refer to this as the section northing line, i.e. northing 6200 becomes 310 section line. Additional local grids are used as required for presentation of geological information as required.

Figure 4 Local Mine Grid used at SGM

7 Accessibility, Climate, Local Resources, Infrastructure and Physiography

7.1    Accessibility

Stawell Gold Mines is easily accessible from Melbourne via the Western Highway. Access closer to the mine site is provided through a network of sealed bitumen government roads. Roads within the mine site are unsealed and regularly maintained.

The main Melbourne to Adelaide rail line passes through Stawell and Stawell is also serviced by a local sealed airfield.

7.2    Climate

Stawell is located within the southern part of the Wimmera where the climate is described as semi-arid, allowing for exploration and mining activities all year round. Since 1996, Stawell has recorded an annual daily average temperature of 20.5°C. An extreme maximum of 43.6°C was recorded on the 25th of January, 2003, and an extreme minimum of -3.7°C on the 4th of August 1997. Mean annual rainfall is 480.2 millimetres with 70 days per year on average recorded as having rain.

7.3    Local Resources

Stawell Gold Mines has been in operation for over 20 years, developing a highly experienced workforce. Many contractors, also having a long association with the mine, are available in the township of Stawell and surrounding regions.

Due to the mines close location to Stawell many facilities are available. Within the township is a police station, hospital, schools and shops. Mains Electricity and water is also accessible.

7.4        Infrastructure

7.4.1     Surface Infrastructure

Stawell Gold Mines facilities are extensive and representative of a modern Gold Mining operation. The main site location comprises;

•	Office and administration complex

•	Store and storage facilities

•	Heavy underground equipment workshop and Light vehicle workshop

•	Surface Run of Mine stockpiles

•	Gold Processing Plant and associated facilities

•	On Site Assay and Metallurgical test work Laboratory

•	Four freshwater storage dams to store rainfall run-off and mine dewatering which is used in the plant or around the mine site.

•	Power for the plant is fed from a main transformer located adjacent to the administration complex.

•	A batch plant for preparing shotcrete for underground support

•	Core farm and core processing facility

Surface facilities include the gold processing plant, offices, core shed, laboratory and workshops. Larger infrastructure onsite includes tailings dams covering 96 ha and receiving all tailings from the processing plant. Three freshwater dams occur throughout the mine lease.

                7.4.1.1 Tailings Storage Facilities

Since operations began in 1984, three tailings dams have been constructed and operated, two of which have since been decommissioned;

•	Reserve Tailings Dam - decommissioned and rehabilitated to a Clay Target Shooting Complex.

•	No 1 Tailings Dam - decommissioned and partially rehabilitated

•	No 2 Tailings Dam - operational

All dams were constructed as earthen embankments with upstream sub-aerial deposition and are subject to annual integrity and operational review by an independent industry expert.

Figure 5 Plan showing the location of MIN 5260, Stawell Gold Mines operational infrastructure.

7.4.2    Underground Mining Infrastructure

Underground infrastructure within the Magdala mine is extensive and includes a 5.5m X 5.5m access decline extending from surface to around 1300mRL as at the end of December 2007. The gradient of the decline is 1:8 down to 468mRL then changes to 1:7 to 1300mRL Two shafts, the Big Hill shaft (active intake) and Federal shaft (passive intake) supply fresh air to the mine. The exhaust system includes the Darlington shaft, which is the main exhaust. Albion shaft, Federal/Albion raisebore and Ulster shaft work as 3 surface connections in parallel making up the output of the south vent system.

Mine dewatering systems enable pumping to the surface although a significant portion is recycled and utilised within the mine.

An underground workshop and underground crib room is available at the 800m RL level within the mine.

In addition to the fixed plant Stawell Gold mines owns, operates and maintains all mobile mining equipment including Jumbo development drills, production drills, loaders, trucks, and ancillary equipment required to undertake mining operations.

7.4.3   Power

Stawell Gold Mines purchases power under contract from Origin Energy Australia. This 3 year contract expires in 2011.

Supply from the National Grid to SGM high voltage installations is in two locations, Moonlight Substation (10 Mega Watts feed) which supplies the Magdala Underground operation, and Reefs Road (7 Mega Watts feed) that supplies the Gold Processing Plant, administration, workshop facilities and parts of the upper levels of the Magdala Underground Mine.

Power to underground from the Moonlight substation is supplied through a 990m steel cased borehole and that from the Reefs Road substation via the Magdala decline.

Stawell Gold Mines management have provided information that the current power availability is sufficient to meet the needs of the current Life of Mine operating plan.

7.4.4   Water

Stawell gold mines water supply is from harvested rainfall runoff, dewatering, recycling of process water from the tailings facility and by way of a 60ML/month water right entitlement from Lake Bellfield located in the Grampians Mountains. The capacity of the site water storages is approximately 690 ML.

The Lake Bellfield water is potable and is preferentially used in the processing operations as it improves gold recovery.

7.5    Physiography

The area surrounding Stawell is made up of flat to gently undulating farmland with the Grampians Mountain range and National Park 20km to the southwest. Close to the centre of Stawell is Big Hill, the town’s highest point at a height of 303.6m above mean sea level. Stawell Gold mine is situated on the southern slope of Big Hill. Parts of the area adjacent to the mine are covered by Iron bark forest.

8    History

Stawell is a historic goldfield having produced 2.7Moz of gold between 1853 and 1926 from both alluvial and hard rock sources. There was little mining activity in the Stawell area from 1926 to 11th March 1976 when Western Mining Company (WMC) Resources Ltd was granted an exploration licence over the Stawell Goldfield. In 1981 Stawell Gold Mine was reopened by the WMC/Central Norseman Gold joint venture with commencement of the Magdala decline. By 1984 the operation had expanded with the construction of a processing facility and subsequent commencement of an open cut operation at the Wonga mine (2 km south of Magdala). A number of historical tailing dumps were retreated during this period. Towards the end of mining of the Wonga open cut (1987) the Davis open cut operation was commenced. The Davis open cut exploited the oxide material on up dip projection of the Magdala deposit.

The Wonga Open Cut operated from 1984 to 1987 and produced 778,847 tonnes recovering 69,159 Oz’s of gold. The Davis Open Cut operated from 1987 to 1989 and produced 154,525 tonnes for 8,992 recovered ounces of gold.

Initial underground mining methods at Magdala were predominantly based on air-leg operations. There was very little diamond drilling and the basic mining method was to crosscut from the decline access through the ore body and strike drive until the ore ran out. At this point air-leg miners, or at a later stage production drills, would be brought in to work out the ore. In 1985 a decline commenced from the bottom of the Wonga open cut. Longhole Stoping methods were initially introduced in Wonga underground mine prior to a successful transition into the Magdala Mine. During this time not much capital was committed to the project but the geological understanding was generally good. A total of 336,000 ounces of gold were produce during WMC ownership.

Figure 6 SGM Mine Long Projection in 1993

In December 1992 the operation was acquired in a 50/50 joint venture by Mining Project Investors (MPI) Pty Ltd and Pittston Mineral Ventures. At this stage the Magdala decline was approximately at 410mRL, while the Wonga decline was at 180-200mRL With the acquisition there was a clear direction to increase expenditure on resource definition drilling and near mine exploration. This also included the development of the first hangingwall drill platform. This initiative was a targeted program to increase the Mineral Resource and Probable Reserve position to enable more confident capital decisions about the operations future. During this time campaign treatment of Basalt Contact, Central Lode and Wonga ore types began as it was recognised that the different ore type had varying recovery rates for geological and metallurgical reasons.

From 1996 to 1998 there was improved ore body knowledge due to the additional diamond drilling. A third style of mineralisation was recognized in the Magdala ore body, Stockworks Style, which highlighted the importance of interpreting the geology and identifying basalt contacts and noses prior to mining. This initiated the development of integrated mining and mine geology functions to improve production outcomes. These initiatives included improved sampling methods, use of modernized laboratory and sample prep, and the initiation of grade control diamond drill programs to collect geological and geotechnical data with a reduced reliance on up-hole percussion sludge samples. The overriding objective of integrating mining and mine geology functions was to enable completion detailed mine design before initiating ore development. The other effect of the integration would be more accurate production forecasting.

During 1998 to 1999 many important initiatives where undertaken. An Australian Research Council (ARC) funded research project aiming to determine the timing and structural architecture of the faults at Stawell was initiated. At that stage the South Fault was the bottom of the known mineralisation and its movement direction and offset were not understood or constrained. Development on the South Fault provided the first real evidence of the movement vectors on the South Fault. Members of the ARC research project were able to model and indicate the transport vectors and projected offset across the structure.

Also during this time surface drilling into the North Magdala area with several 1200m directional drill holes commenced aiming to locate important future resource areas down dip of the existing mining area in the Magdala ore body. A second hangingwall drill platform was also developed at the 786mRL to enable continuation of the resource definition programs at depth. At this time a geostatistical study using Conditional Simulation methods was undertaken to understand drill spacing and reliability. The outcomes from this study developed a Resource/Reserve classification criteria guide from SGM.

Drilling Category	Resource	Resource	Reserves
	Classification	Confidence	Confidence

Measured Resource
	Level Development	± 10%	Proven Reserve
and / or Production
Drilling

Grade Control	Indicated Resource		Proven/Probable
	15 x 15 m drill out	± 10%	Reserve

Resource	Indicated Resource		Probable
Definition	40 x 30 m drill out	± 20%	Reserve

Inferred Resource
	Geological continuity	± 35%
and 150 x 60 m drill
out

Table 4 Resource/Reserve classification criteria guide developed for SGM

From 1999 to 2000 the first drill program, based on the ARC project findings, targeting mineralisation below the South Fault (Golden Gift) was successful. The third hole, MD2167 intersected three repeated zones of mineralised volcanogenics with visible gold on basalt contacts, 16.2m @ 5.15g/t Au, 19.0m @ 7.21g/t Au and 2.85m @ 7.12g Au /t. This intersection demonstrated that the mineralisation below the South Fault was very similar to the Magdala mineralisation above the South Fault, and fitted the conceptual model for a faulted repetition of the entire system.

Initial Golden Gift exploration involved “scoping” drilling on 320 metre centres from existing development underground. An exploration decline, East Decline, was commenced as a designated drill platform for resource definition drilling of the Golden Gift.

The North Magdala area was an important production source for continuity of ore feed to the processing facility. Stoping sequences were altered with the introduction of cemented rock fill (CRF) to progress stoping sequences to multi level primary and secondary retreat sequences.

Figure 7 SGM Mine Long Projection June 2000

During 2001 and 2002 a geostatistical study of the coarse spaced (320m x 120m) drilling data obtained for the Golden Gift area were undertaken to confirm the potential size and more importantly the potential production grade. This study indicated that the grade of the Golden Gift would be approximately l.0g/t Au higher than the Magdala areas. The development of the east decline drill platform finished and the detailed resource definition programs commenced into the Golden Gift. These programs highlighted that the geology was faulted to a significantly higher degree than originally anticipated creating isolated ore blocks.

In 2002 the decline into the Golden Gift 2 (GG2) area commenced with access established into the GG2 area and development of the first Golden Gift ore drives commenced in 2003.

Figure 8 SGM Mine Long Projection December 2001

The resource definition and grade control drill program continued into different areas of Golden Gift confirming the original estimates on size and grade of the Golden Gift made using the coarse spaced “scoping” drilling

Figure 9 SGM Mine Long Projection December 2003

In February 2004 MPI acquired Pittston’s 50% share of the project. Exploration continued in the Golden Gift during 2004 with the commencement of the Golden Gift South surface exploration program. This program drilled on three 400m spaced sections to a depth of 1200m but to limited success and in 2005 the program was abandoned. During this time a targeted exploration program was undertaken to target North Magdala on one section. This program had limited success with one intercept of 9.4m @ 8.3 g/t Au.

In November 2004 a de-merger of the MPI gold business came into effect, and Leviathan Resources Ltd was floated in December 2004.

The resource drilling into the Golden Gift initially identified seven area of mineralisation offset from each other due to late faulting. Conversion of these areas of mineralisation into ore blocks wasn’t universal but was successful in a majority of cases. The further drilling of the fault blocks also identified other mineralised surfaces previously unknown due to the faulted nature of the Golden Gift. From the increased geological understanding of the Golden Gift deposit, it was clear in the mine planning process that two declines were required, the GG5 and GG3 declines, to access the ore zones for continuity of supply.

In 2006 a decision to continue the GG5 decline down below 1200mRL to access the GG5 Lower ore block was made. By having two declines accessing several ore blocks in the Golden Gift the operation was able to maintain production from several fronts at any one stage.

In January 2007 Perseverance Corporation Ltd completed an off-market takeover of Leviathan Resources Ltd.

In 2007 exploration in the Golden Gift continued with the GG6 exploration program. This program was looking for the offset ore block under GG5 Lower. The understanding of the structural architecture built from previous drilling and mining in the Golden Gift environment identified the target area. Mineralisation was located with the second hole of the program intersecting ore grade mineralisation on the basalt contact at approximately 1550mRL. Exploration and definition of the GG6 area is still in progress.

Perseverance Corporation Ltd was acquired by Northgate Minerals Corporation on the 18th February 2008.

8.1   Historical and Modern Production

Stawell is a historic goldfield having produced 2.7Moz of gold between 1853 and 1926 from both alluvial and hard rock sources. Since the commencement of mining in the modern period, 1984, until December 2007 1,794,786 Ounces have been produce from the Stawell ore body. Summaries of annual gold production are shown in Figure 10. Ore treated and treated head grade are shown in Figure 11.

Figure 10 Annual Gold production in ounces since 1984

Figure 11 Annual Processing plant tonne throughput and head grade since 1984

9   Geological Setting

9.1   Regional Geology

The Stawell Goldfield is located in the western Stawell Zone of the Lachlan Fold Belt. The Stawell Zone is a belt of predominantly deformed meta-sedimentary rocks representing the lower parts of the Cambro-Ordovician Lachlan Fold Belt stratigraphy bound to the west by the Moyston Fault and to the east by the Coongee Break (Vandenberg et al. 2000).

Figure 12 Image showing Lachlan Fold Belt, locating Stawell on the western boundary.

Interpretations from the Victorian Geological Survey present a thin skinned tectonics model where the Moyston Fault is an east dipping basal detachment which has juxtaposed higher metamorphic grade rocks of the Stawell Zone against lower grade Cambrian rocks of the Delamarian Glenelg Zone. The west dipping Stawell Fault, Coongee Break and other parallel west dipping faults represent back thrusts from the Moyston Fault. These back thrusts have progressively emplaced deeper stratigraphy against shallower stratigraphy with a generally west over east sense. An apparent anomaly in this sequence is the presence of deeper magnetic stratigraphy in the Stawell-Wildwood corridor. Vandenberg et al. 2002 interprets that the Pleasant Creek Fault, to the west of the Stawell Fault, actually dips east and has an east over west sense - similar to the Moyston Fault. The Stawell-Wildwood corridor therefore represents a significant structural high in an up-thrown block of deeper stratigraphy between the Coongee Break and Pleasant Creek Fault.

9.2   Local Geology

There are three separate ore bodies defined at Stawell; the Magdala, Golden Gift and Wonga. All have differing characteristics but the same local geology is relevant to the genesis of them all.

9.2.1  Stratigraphy at Stawell

The stratigraphy at Stawell is divided into three principal units: Magdala Basalt; Albion Formation; Leviathan Formation, see Figure 15 (Squire and Wilson, 2005). Intruded into this sequence are the Stawell Granite and a number of felsic and mafic intrusions. Squire and Wilson (2005) interpret that the rock unit previously termed the Magdala Volcanogenics (Watchorn and Wilson, 1989) is an alteration facies that locally occurs adjacent to the basalt.

                9.2.1.1 Magdala Basalt

The Cambrian Magdala Basalt is composed of subaqueous low-K tholeiitic lavas that exhibit an aphyric to sparsely plagioclase-phyric texture (Watchorn and Wilson, 1989; Squire and Wilson, in review). The Basalt body comprises flows ranging from 0.5 to 50 metres thick, pillows basalts with pillows ranging in size from 0.1 to 2 metres in size (Watchorn and Wilson, 1989) and monomictic basalt breccias varying proportions (Pritchard, 2001; Squire and Wilson, 2005).

The basalts are interpreted to form part of the Victorian Cambrian greenstone sequences, which are the oldest known rocks in the Palaeozoic Lachlan Orogen, and have inferred ages of 516-514 Ma (Squire and Wilson, 2005). The basalts near Stawell occur as dome-like units in the footwall and hangingwall of major faults (Miller and Wilson, 2002). The Magdala Basalt which closely resemble typical back-arc basin basalts (Kaufman, 2003; Crawford, 1988) has been interpreted to represent the medial to distal facies on the flank of a large basalt edifice upward of 500 m thick (Squire and Wilson, 2005) and has similar magmatic affinities to the known basalt bodies north of Stawell, Wildwood and Kewell Basalts (Kaufman, 2003; Jupp, 2003).

                9.2.1.2 Leviathan and Albion Formations

Overlying the Magdala Basalt is a 200-300-metre-thick sequence of unfossiliferous turbidites (Squire and Wilson, 2005). The turbidite sequence has been subdivided into two different lithologies: the Albion Formation; and the Leviathan Formation. The differences between the two lithologies was first recognised but not explored by Gane (1998). He recognised the sediments on the western side of the Magdala Basalt graded from predominantly mud-rich to more sand-rich away from the basalt.

The Albion Formation is the lowest clastic sequence to the west of the Magdala Basalt. The unit varies in thickness with the top of the unit defined by a 20-100 metre sequence of black mudstone. Within the Albion Formation there are a number of facies which along with black mudstone include calcareous sandstone, siliceous siltstone and sulphidic black mudstone. Squire and Wilson (2005) suggested that the sediments were deposited predominantly due to suspension settling in a sediment-starved sedimentary basin. There were short-lived periods of oxygen-rich conditions shortly after volcanism recognised by the presence of siliceous siltstone but the dominance of black mudstone within the Albion formation indicates the basin of deposition was predominantly anoxic (Squire and Wilson, 2005). The provenance for the Albion Formation sediments has been identified from detrital compositions to be a low-grade metamorphic terrane (Cas, 1983).

The Leviathan Formation overlies the Albion Formation and is dominated by fine-to mediumgrained quartz-rich sandstones (Squire and Wilson, 2005). The contact between the two formations is gradational and conformable. Although the Leviathan Formation was deposited in a higher-energy environment than the underlying Albion Formation, the detrital compositions indicate little change in the provenance between the two formations (Squire and Wilson, 2005).

The Leviathan and Albion Formations are not segregated by the mine or exploration geologists at SGM and are referred to by the local name of ’mineschist’.

                9.2.1.3    Magdala Facies

The Magdala Facies, termed Magdala Volcanogenics at SGM, distinguished by its dark green colour, is a result of intense chloritic alteration of mudstone and or shales located at the base of the Albion formation and immediately above the Magdala basalt. The Magdala Facies are the primary and most important host rock for the sulphide replacement style of gold mineralisation at Stawell. Major mineralisation sulphides include arsenopyrite, pyrite and pyrrhotite, the latter two commonly occurring along cleavage planes and concentrated within shear zones (Robinson, 2005).

                9.2.1.4    Felsic Intrusions

Quartz±feldspar-phyric felsic intrusions cross-cut the turbidite sequence. The quartz±feldspar-phyric felsic intrusions vary in thickness from 50 cm to 12 m wide and showed chilled margins. They are predominantly composed of quartz and plagioclase with phenocrysts up to 3 mm in size. The feldspar phenocrysts have euhedral shapes and display multiple twinning while the quartz phenocrysts had a cloud-like appearance and were rimmed with fibrous quartz (Gedge, 1997). The groundmass is composed of ~80% quartz in anhedral grains and display undulose extinction (Gedge, 1997).

The felsic intrusions tend to follow northwest-trending shear zones (Wilson et al., 1992) and the emplacement of the quartz±feldspar-phyric felsic intrusions post-dates the main Magdala mineralisation event. The intrusions have been dated at 413±3 Ma (Arne et al., 1998).

                9.2.1.5    Stawell Granite

The Stawell Granite was emplaced during the early Devonian, 401±4 Ma (Arne et al., 1998), and is located about 2 km south of the Magdala deposit (Xu et al., 1994) and adjacent to the Wonga deposit. The pluton is approximately 20 km wide and 13km long and intrudes the sandstone and shale units of the turbidite sequence. The pluton is an asymmetrically zoned, medium grained intrusion with contains diorites, granodiorites and magnetite-rich felsic granites (Wilson et al., 1992). There is a 0.5 to 1 km contact aureole surrounding the Stawell Granite (Xu et al., 1994).

                9.2.1.6 Lamprophyric Intrusions

Lamprophyres intrude all the above lithologies and are hosted in D4 shears (Gedge, 1997). The lamprophyre intrusions can range in thickness from 1 cm to 3 metres (Wilson et al., 1992). The dykes vary in colour from dark grey to chocolate brown and display conchoidal fracture patterns (Gedge, 1997). The compositions of the intrusions vary from monchiquite (olivine bearing) to fourchite (augite and no olivine) (Wilson et al., 1992). The lamprophyre dykes typical mineralogy is composed of Na-rich plagioclase (albite), clynopyroxenes, biotite, sulphides, ilmenite and Ti-rich magnetite (Gedge, 1997)

9.2.2 Structural history at Stawell

At least seven deformation events have been recognised at Stawell (Wilson et al., 1992).

These deformation events can be broadly split into two categories; early, ductile deformation (D1 to D4), and late brittle deformation (D4 and later). A description of both categories of deformation and related structures are given below.

                9.2.2.1 Early, ductile deformation

The ductile deformation events all occurred under a northeast-southwest shortening direction (see Figure 13) (Miller and Wilson, 2002). The earliest ductile event recognised, D1, is thought to be thrust-related with early shearing along detachment surfaces that produced a fabric, S1 parallel to bedding (Wilson et al., 1992). This event has been suggested to occur at about 510-504 Ma (Squire and Wilson, 2005). The second ductile deformation event, D2, produced the most dominant ductile fabrics at Stawell and occurred at about 496-494 Ma (Squire, 2004). D2 refolded F1 closures and fabric into tight F2 folds causing S1 to appear predominantly parallel to S2 (Miller and Wilson, 2002). The mesoscopic F2 folds trend to the northwest and are generally asymmetric with hinges varying in size from centimetres to tens of metres (Wilson et al., 1992). Peak metamorphism at Stawell is considered pre- to syn- D2 and reached mid-greenschist grades (Miller and Wilson, 2002, Wilson et al., 1992).

Overprinting both of the earlier fabrics at Stawell is an asymmetric differentiated crenulation cleavage, S3. D3 is a result of developing west-over east-shearing and folding (Watchorn and Wilson, 1989). This event is date at approximately 494-492 Ma (Squire and Wilson, 2005).

The crenulation foliation is generally sub-horizontal and is associated with cleavage-parallel veins. There is evidence of a fourth ductile fabric at Stawell which is associated with D4 and is interpreted as a ductile-brittle event (Miller and Wilson, 2002).

                9.2.2.2 Late, brittle deformation

Superimposed on the ductile fabrics (D1-D4) are a number of brittle structures (see Figure 13 and Figure 14). The geometry and style of the brittle deformation is strongly dependent on the pre-existing geometry of the basalt (Miller and Wilson, 2002). The initiation of the brittle deformation occurred during late D4 when the shortening direction changed from a northeast-southwest to an east-west orientation (Watchorn and Wilson, 1989; Miller and Wilson, 2002). The early D4 shear zones have a northwest trend and dip to the southwest between 20° to 60° with a reverse sense of movement (Watchorn and Wilson, 1989).

There was a change in the regional stress field within the Lachlan Orogen during the Late Silurian which is expressed at Stawell as a change from east-west shortening to sinistral wrenching along pre-existing faults (Miller and Wilson, 2004a). Reactivation of the D4 shears by sinistral wrenching is termed D5 (Mapani and Wilson, 1994). The sinistral wrenching was followed by another change in the regional stress field with the shortening direction changing to northwest-southeast. A set of major faults oblique to the earlier structural trends associated with this change in shortening direction are termed ’early South Fault’ structures (Miller and Wilson, 2004a). The last major deformation event was associated with a final change to a northeast-southwest shortening. Faults associated with this event dip northwest and have a dip-slip sense of movement (Miller and Wilson, 2004a).

Figure 13 D1 to D5 ductile and brittle evolution of the Stawell System. Stereonets represent hangingwall transport direction calculated at pole to fault with the circle centre of each arrow representing a single fault pole (Miller & Wilson 2004a). These transport directions are the inferred maximum resolved shear stress along a fault for an applied stress tensor. A change in the hangingwall transport direction for similarly oriented faults represents a change in stress tensor. From Miller et al. 2006.

Southeast-directed thrusting: 420-414 Ma
Stawell Fault
Scotchmans Fault Zone
"Early South Fault"
MAGDALA
Northeast-trending footwell cleavage
WONGA
N
1km
a.
Felsic intrusions at ~413 Ma
Felsic intrusion
MAGDALA
Felsic intrusion
N
1km
WONGA
Porphyry dykes plotted as poles (pole to great circle =σ1)
b.
Hampshire Fault reactivated - gold ore within porphyry dykes
MAGDALA
Small localised Wonga-style lodes
Felsic intrusion
WONGA
N
1km
c.
Wonga lode formation between 413 and 400 Ma
Hangingwall structures Pregranite (Wonga Mine)
Link/Splay structures Pregranite (Wonga Mine)
Intrusion of Stawell granite at 400 Ma
MAGDALA
N
1km
Contact metamorphism
WONGA
Stawell Pluton
d.
South Fault deformation
ca 400 to 380 Ma
MAGDALA
South Fault
1km
N
Wildcat Fault
WONGA
South Fault age structures (Wonga and Magdala mines)
e.

Figure 14 Evolution of the Stawell system from 420 to 380 Ma (modified from Miller & Wilson 2004a). Stereonets represent hangingwall transport direction calculated at pole to fault (Miller & Wilson 2004a). Map symbol are the same as those in Figure 13. From Miller et al. 2006.

9.2.3   Stawell Mine Geological Architecture

The dominant feature at Stawell is the 1.2Km wide doubly plunging northwest striking Magdala Basalt dome. The Magdala Basalt is made up of a series of basalt noses, interrupted to be flow sheets (Squire and Wilson, 2005), which dip to the southwest and plunge to the northwest. Areas of sedimentation are present between the basalt noses (interpreted flow sheets) and are locally termed ’waterloos’. The Magdala Basalt has been drilled and identified to a depth of 1.7Km and interpreted from existing drill information and from geophysical modelling to extend along strike at least 5Km.

Surrounding the basalt dome is the turbidite sequences of the Albion and Leviathan Formations (mineschist) which young to the west. The contact between the mineschist and Magdala Basalt on the western side is marked by the alteration package of the Magdala Volcanogenics. The Magdala Volcanogenics is weakly developed on the eastern surface of the Magdala Basalt.

This Magdala geology has been faulted and offset by later brittle deformation, the most notable of these offsets is the South Fault which has a northeast over southwest sense of transport (Figure 15 and Figure 16).

Above the South Fault is the Magdala ore body which contains limited offsets due to late faulting. The Basalt surface in the Magdala ore body dips to the west and strikes towards 340°. Beneath the South Fault is the Golden Gift ore body which is heavily offset by late faulting creating isolated ore blocks. Unlike the Magdala ore body the basalt in the Golden Gift dips to the east and strikes towards 315°. The late faulting as well as creating isolated ore blocks also complicates the ore geometry within the each block.

4500E
5000E
5500E
SURFACE
Stawell Fault
Central Lode
MAGDALA
EAST MAGDALA
SOUTH FAULT
GGT
GG5
GOLDEN GIFT
GG5 Lower
GG6
Coongee Break
-500MRL
-1000MRL
-1500MRL
-2000mRL
MINE GRID
4000 E
4500 E
5000 E
5500 E
6000 E
400XS
380XS
360XS
340XS
320XS
300XS
280XS
260XS
240XS
220XS
200XS
8000N
7600N
7200N
6800N
6400N
6000N
5600N
5200N
4800N
4400N
4000N
MIN5C60
DECLINE
XS 300 start pt
658084.603E
5897208.545N
(AMG AGD66)
XS 300 end pt
659498.815E
5898622.758N
(AMG AGD66)
Cross Section Geological Legend
Porphyry
Mineralisation
Leviathan Formation
Albion Formation
Volcanogenics
Basalt
Fault
Stawell Gold Mines
MAGDALA MINE
300 Cross Section
(Mine Grid)
Scale
0m
500m

Figure15 Mine Geology Cross section highlighting architecture of the Magdala and Golden Gift ore bodies.

To the south of the Magdala Basalt is the Stawell Granite which structurally is situated below the South Fault (Figure 16).

Located close to an embayment in the Stawell Granite are a series of brittle structures. One of the structures termed the Hangingwall structure strikes towards 350° and dips between 25° and 50° towards the east, and the other structural set, termed Link structures, generally trend toward 240° and dip between 40° and 70° to the southeast (Xu et al., 1994). Cross cutting these late brittle structures are a series of late felsic intrusive. This fault system hosts the Wonga ore body.

Figure 16 Plan view geological interpretation of the Stawell structural and stratigraphic architecture at l000mRL.

Figure 17 Stawell Mine Long Projection showing the location of the Mineralised ore block. The geological and spatial relationship between the Magdala, Golden Gift and Wonga deposits can seen clearly be seen

10   Deposit Types and Mineralization

Victorian mineralisation episodes have been dated to occur during the Devonian and Silurian with no gold mineralisation occurring prior to 440 Ma (Miller and Wilson, 2002). A description of the mineralisation episodes in Western Victoria is described below.

The largest and most significant mineralisation event in the western Lachlan Orogen occurred at ca. 440 Ma (Foster et al., 1998). It occurred contemporaneous in the Stawell and in the Bendigo-Ballarat zones with the mineralisation occurring during late D4 in the Stawell zone and occurring during late D1 in the Bendigo-Ballarat zone. The mineralisation is hosted in D4 brittle structures associated with east-over-west movement at Stawell while in the Bendigo-Ballarat zone the mineralisation occurs in saddle reefs in the hinges of D1 folds and in reverse faults created via D1 fold lock-up (Miller and Wilson, 2002; Schaubs and Wilson, 2002). This mineralisation event produced the largest endowments of gold within the western Lachlan Orogen (Miller and Wilson, 2002).

The next episode of gold mineralisation occurred at about 426-420 Ma (Foster et al., 1998) and is associated with fault reactivation throughout western Victoria (Miller and Wilson, 2002). This episode of gold mineralisation produced significantly smaller endowments than the 440 Ma event (Miller and Wilson, 2002). The late Silurian mineralisation is associated with the D5 sinistral wrenching at Stawell and has been recognised at the Percydale fields in the Stawell zone and at Tarnagulla in the Bendigo-Ballarat zone (Miller and Wilson, 2002).

The final episode of mineralisation recognised in western Victoria is the Wonga mineralisation at Stawell (Miller and Wilson, 2004a). The mineralisation at Wonga over prints the quartz- and felsic-rich intrusions and is overprinted by the Stawell Granite contact areole. Watchorn and Wilson (1989) suggested that this mineralisation is temporally and spatially related to the granites emplacement. Miller and Wilson (2004b) advocate the mineralisation event at Wonga formed at ca. 400 Ma (Foster et al., 1998). The Wonga mineralisation occurred during a late-stage magmatic event within a long-lived orogenic system at shallow crustal levels (Miller and Wilson, 2004b). This mineralisation occurred in a series of brittle structures dependent on pre-existing weakness which are related to a fluid over-pressure event after the lockup of major structures (Miller et al., 2004).

11     Ore Types

There are three different ore bodies at Stawell; the Magdala, Golden Gift and Wonga. Each of the differing ore and mineralisation types are summarized below. Both the Magdala and Golden Gift ore types are hosted within the Magdala Volcanogenics.

11.1  Magdala Deposit Ore Types

Within the Magdala deposit there are three main ore types; Central Lode, Basalt Contact Lodes, and Madgala Stockwork Lodes. These are summarized below.

11.1.1          Central Lode

Central lode mineralisation was a significant production source from Magdala. It is a quartz rich shear lode ranging from 0.5 to 10m in width and generally dips 55 - 65° to the west with a total strike length of 4km and a down dip extend of lkm. Whilst the overall structure is mineralised economic shoots are vary from 20 - 30m in strike up to 200 - 350m in strike. Free gold in the quartz is associated with pyrite, arsenopyrite and recrystallised pyrrhotite. Average mined grade for Central Lode is 4 – 7 g/t Au.

Figure 18 Example of central lode mineralisation.

11.1.2            Basalt Contact Lodes

Basalt contact lodes are located parallel to the Magdala Basalt and in ’Waterloo’ positions. They are typically 2m wide and are represented by arrays of quartz sulphide tension veins immediately adjacent to the volcanogenic Basalt contacts. Sulphides include pyrrhotite, arsenopyrite and pyrite and occur as alteration selvages on tension vein margins. The main alteration mineral is Stilpnomalane, resulting in its dark colour. The mineralisation is isolated to the Magdala Volcanogenic package with none present in the adjacent Magdala Basalt. Ore shoot lengths range between 50 and 450m. The average mined grade for Basalt Contact Lodes is 4 - 9 g/t Au.

Figure 19 Example of basalt contact mineralisation

11.1.3                    Magdala Stockwork Lodes

The Magdala stockwork lodes are situated above major basalt noses and can be described as a hybrid between central and basalt contact lodes. They consist of large quartz tension vein arrays with arsenopyrite and pyrrhotite dominant sulphide mineralisation. The strike extent is limited to 40 - 50m and limited vertically 30 - 50m. Average mined grade for Magdala Stockwork Lodes is 4 - 7 g/t Au.

11.2        Golden Gift Deposit Ore Types

Unlike the Magdala deposit there is only one identifiable ore type in the Golden Gift and is termed the Golden Gift Stockworks. Though there is only one discernable ore type in the Golden Gift the Golden Gift Stockworks contain a spectrum of all Magdala styles. Typical widths range from 8 -12m up to 30m and the strike extents of shoots range between 150 and 400m. Areas of highest grades and largest widths are situated above major basalt noses which are present in most orebodies. Quartz content is generally below 25%. Mineralisation includes abundant recystallised pyrrhotite and coarse grained arsenopyrite, pyrite and visible gold. Average mined grade is 4 - l0g/t Au.

11.3        Wonga Deposit Ore Types

The Wonga deposit is hosted within the locally termed Wonga Schist (part of the Leviathan Formation) along two main fault systems. The Wonga Schist has undergone contact metamorphism during the emplacement of the Stawell Granite (Xu et al., 1994) and undergone three ductile deformation events similar to other areas of the Stawell region (Watchorn & Wilson, 1989). The two fault systems controlling the mineralisation are the Hangingwall structure which, strikes towards 350° and dips between 25° and 50° towards the east, and the Link structures which generally trend toward 240° and dip between 40° and 70° to the southeast. The mineralisation is represented by aresenopyrite disseminations to quartz veins within these structures. The main ore minerals present are anhedral fine grained pyrrhotite and arsenopyrite. The higher grade ore zones often show andalusitesericite alteration with rutile and ilmenite associations (Xu et al., 1994). Production grades from 4 - 6 g/t Au were common for Wonga ore.

12          Exploration

Section 8 details the significant exploration progress and successes that has been made over the life of the Stawell project including the discovery of the current Mineral Resources and Mineral Reserves. In addition to the programs that have lead to these discoveries in Magdala and Golden Gift a number of other near mine exploration programs have been undertaken over the past 20 years. A full summary of these activities are not relevant to and are beyond the scope of this report however they are documented in the annual mines Department reports filed for MIN5260 and the surrounding exploration tenement EL3008 that are available on site at Stawell Gold Mines.

The discussion in this section is limited to providing details on the current Exploration initiatives (2007 drilling) and the proposals that have been developed for further evaluation and testing during future exploration programs. Section 8 covers descriptions of the major discoveries of mineralisation that constitutes the existing Mineral Resource estimates reported in this document.

All Exploration activities conducted on MIN5260 are undertaken by Stawell Gold Mines employees utilising contract surface and underground diamond drill teams. The procedures adopted for exploration are as discussed in Sections 13 - 15 of this report.

12.1      Current Exploration

Apart from ongoing Resource Definition and Grade Control diamond drilling adjacent to the known mineralisation in Golden Gift and Magdala exploration drilling in 2007 has focussed on testing the extent of the Golden Gift mineralisation through two programs, Golden Gift South (GG South) and Golden Gift 6 (GG6). The location of the GG6 targets can be seen on Figure 17 with GG South target is essentially the projection of the Basalt surface south of GG5, GG5 Lower and GG6.

12.1.1    Golden Gift South

The target for Golden Gift South drill testing was Magdala Volcogenics located in the basalt flank positions to the south known mineralisation in the Golden Gift. A surface drill program had tested down to 1100 mRL with limited success in 2004/05. The aims of this new program were to test along the basalt flank below this RL At the end of December 2007 three holes were complete (see Figure 20) Intersecting weak volcanogenics and returning the following downhole intercepts:

MD5183: 1.6m @ 1.3 g Au/t; MD5136: 0.4m @ 1.0 g Au/t; MD5163A: NSR.

Figure 20 Longitudinal projection of the GG South target zone and completed drill holes.

12.1.2         Golden Gift 6

The Golden Gift 6 (GG6) exploration program began in 2007 targeting the area below the basal fault of the Golden Gift 5 Lower (GG5L) ore block to identify if an offset ore block existed. Thirteen diamond drillholes were drilled into the GG6 target zone during 2007 with the program successfully identifying mineralisation under the basal fault of GG5L on two surfaces. The results of the program are shown in Figure 21.

STAWELL GOLD MINE
GG6 ZONE
LONGITUDINAL PROJECTION
DECEMBER 2007
LEGEND
Lithology
Fault
Basalt Dome
Porphyry
Fault Blank
Reserve/Resource
Stoped Blocks
Reserve Blocks
Inferred Resource Blocks
Exploration Target
Drilling
GG6 Mineralisation
Intercept Piercepoint (True width)
HoleID & intercept
DECLINE
1000mRL
1500mRL
GG SOUTH TARGETS
GG5 LOWER ZONE
GG6 ZONE
0
250
500m
280XS
5600N
300XS
6000N
AREA OF ENLARGEMENT
GG SOUTH - GG6 LONGITUDINAL PROJECTION
1250mRL
1500mRL
1750mRL
MD5078
5.4m @ 13.0g/t Au
MD5094
5.6m @ 13.1g/t Au
MD5139
3.0m @ 7.7g/t Au
MD5104
5.2m @ 9.0g/t Au
MD5003
1.1m @ 9.8g/t Au
MD5077A
4.4m @ 7.4g/t Au
MD5014
1.9m @ 7.3g/t Au
MD5014
2.7m @ 38.0g/t Au
MD5139
1.9m @ 10.9g/t Au
MD5014
2.3m @ 2.2g/t Au
0
100
200m
300XS
6000N
310XS
6200N
GG6 BASALT CONTACT
LONGITUDINAL PROJECTION
1250mRL
1750mRL
MD5078
5.5m @ 8.3g/t Au
MD5105
5.6m @ 2.5g/t Au
MD5094
0.6m @ 8.4g/t Au
MD5003
7.5m @ 1.3g/t Au
MD5104
1.8m @ 5.4g/t Au
MD5121
0.6m @ 3.3g/t Au
MD5077A
5.9m @ 2.9g/t Au
MD5135
5.0m @ 3.4g/t Au
MD5014
2.9m @ 2.8g/t Au
MD5139
2.8m @ 0.6g/t Au
MD5156
0.4m @ 2.5g/t Au
0
100
200m
300XS
6000N
310XS
6200N
GG6 STOCKWORKS
LONGITUDINAL PROJECTION

Figure 21 Longitudinal projections of the GG6 zone highlighting the results obtained on the basalt contact and stockworks surfaces. All intercepts are quoted in true width.

12.2   Proposed Exploration

A number of targets or project areas adjacent to the known deposits and contained within MIN5260 are proposed for ongoing exploration. These targets have all had various levels of exploration activity over recent years. Ongoing geological interpretation and data evaluation is in place to prioritise these targets and determine the appropriate programs for additional testing.

The targets listed in Table 5 are planned to be worked upon during 2008 by SGM personnel. Currently the ranking of the targets and scope of work is in discussion and with the recent corporate activities budgets are being agree upon. Locations of targets can be seen in Figure 22 and Figure 23.

Target	Concept/scope of works

Golden Gift 6	Follow up on 2007 drill results to develop a potential resource

North Magdala
Following up on a surface drill hole intercept from 2005 in SD622 of 9.4m @ 8.35 g Au/t. This intercept is located down dip and along strike of current Mining areas on section 388mN. The follow up drilling wil be completed from underground and possibly the surface.

Wonga open pit and underground
To test potential of pit extensions to the North and South through a series of surface holes. Currently work is being undertaken to a 3D structural model of the Wonga deposit which will be used to identify deeper drill target surrounding the underground mine. These targets are also anticipated to be drilled from surface.

East Magdala	Test the eastern flank of the Magdala Basalt Dome. Drill testing will occur from underground locations.

Table 5 2008 MIN5260 Exploration targets

Figure 22 Longitudinal Projection highlighting the locations of 2008 exploration works

4500E
5000E
5500E
SURFACE
Stawell Fault
Central Lode
MAGDALA
EAST MAGDALA
SOUTH FAULT
GG1
GG5
GOLDEN GIFT
GG5 Lower
GG6
Coongee Break
-500MRL
-1000MRL
-1500MRL
-2000mRL
MINE GRID
4000 E
4500 E
5000 E
5500 E
6000 E
400XS
380XS
360XS
340XS
320XS
300XS
280XS
260XS
240XS
220XS
200XS
8000N
7600N
7200N
6800N
6400N
6000N
5600N
5200N
4800N
4400N
4000N
MIN5260
DECLINE
XS 300 start pt
658084.603E
5897208.545N
(AMG AGD66)
XS 300 end pt
659498.815E
5898622.758N
(AMG AGD66)
Cross Section Geological Legend
Porphyry
Mineralisation
Leviathan Formation
Albion Formation
Volcanogenics
Basalt
Fault
Stawell Gold Mines
MAGDALA MINE
300 Cross Section
(Mine Grid)
Scale
0m
500m

Figure 23 Cross Section highlighting the East Magdala exploration target for 2008

13      Drilling

13.1   Stawell Gold Mines Mineral Resource Definition Process

The Mineral Resource definition process at Stawell Gold Mines is a continuous process. Current Mineral Resources extend from surface to 1350mRL (effectively 1350 m below surface) and as such resource definition is an ongoing activity. Geological information is collected by a variety of methods with the objective of improving the confidence of the Mineral Resource estimates prior to and during the mining process including grade control drilling for development and stope definition. These geological processes and the data types gathered during each of these steps are summerised in Figure 24.

Activity Area	Target Type	Criteria		Resource Classification	Geological Data available

Exploration	Conceptual Targets	•	Conceptual geological model		•	Geophysics
		•	Geophysical anomaly		•	Mapping
		•	Geochemical anomaly		•	Wide spaced Exploration Drilling
					•	Conceptual geological models

	Confirmed Targets	•	Geological model confirmed by drilling		•	Wide Spaced Exploration drilling
		•	Mineralisation confirmed by drilling		•	Assay information
					•	Drill logs

	Scoped targets	•	Geological continuity established	Pre resource,	•	Broad spaced Grid Drilling
		•	Ore grade intersections established	Resource Target	•	Detailed cross sectional interpretations
		•	Preliminary geological model established		•	Assay information
		•	Drill spacing 300 m X 120 m		•	Drill logs
					•	Geological models

Resource Definition		•	Geological continuity confirmed	Inferred Resource	•	Regular Grid Drilling
		•	Ore grade intersections continuous		•	Detailed cross sectional interpretations
		•	Geological interpretation modelled		•	Assay information
		•	Geostatistical model established		•	Drill logs
		•	Drill spacing 150 m X 60 m		•	Geological models
					•	Geostatistical model
					•	QA/QC analysis

		•	Geological continuity confirmed	Indicated Resource	•	Regular Grid Drilling
		•	Ore grade intersections confirmed		•	Detailed cross sectional interpretations
		•	Geological interpretation modelled		•	Assay information
		•	Geostatistical model		•	Drill logs
		•	Economic analysis		•	Geological models
		•	Drill spacing 40 m X 30 m		•	Geostatistical model
					•	QA/QC analysis

Grade Control		•	Confident Geological continuity	Indicated Resource	•	Close Grid Drilling
		•	Ore grade intersections confirmed		•	Detailed cross sectional interpretations
		•	Geological interpretation modelled		•	Assay information
		•	Geostatistical model		•	Drill logs
		•	Economic analysis		•	Geological models
		•	Drill spacing 15 m X 15 m		•	Geostatistical model
					•	QA/QC analysis

		•	Confident Geological continuity	Measured Resource	•	Close Grid Drilling
		•	Ore grade intersections confirmed		•	Detailed cross sectional interpretations
		•	Geological interpretation modelled		•	Assay information
		•	Geostatistical model		•	Drill logs
		•	Economic analysis		•	Geological models
		•	Level Development above and below		•	Geostatistical model
		•	Drill spacing 15 m X 15 m		•	QA/QC analysis
		•	Open-hole sludge drilling		•	Development face mapping sheets and ore runs
					•	Open-hole sludge drill geological data

Figure 24 Stawell Gold Mines geological processes and approximate drill spacings

Given the continuous and ongoing nature of the Mineral Resource process the data utilised varies as the mining operations develop towards the resource area. A summary of the main drilling methodologies employees and data types utilised is as follows with specific details on the sampling and assaying methodologies given in Section 14 and sample intervals and the relationship to orebody geometries etc are discussed in components of Section 19.

• Surface RC Drilling

•	Utilised for definition of near surface resources where diamond drilling is not required for detailed structural definition

•	Utilised as a method for pre collaring deeper diamond drillholes

•	Drilling completed using 5 ¼” Face Sampling Hammers

•	Samples collected from cyclone discharge

•	Hole Depths vary but are generally less than 200m

•	Drilling is conducted dry or with sufficient air to ensure collected samples are dry

•	In some project areas casing andvancing technologies have been utilised to ensure drilling through fill produces reliable samples

•	Undertaken by contract drilling personnel under the supervison of SGM geology

• Surface Diamond Drilling

•	Primarily used in initial Exploration programs, near surface Resource Definition and to provide structural and geological information in near surface RC drilling programs

•	Drilling by wireline methods.

•	Hole sizes PQ3, HQ3, NQ3, HQ2, NQ2, BQ2

•	Hole depths vary from <100m to >2000m

•	Directional drilling utilised for specific tasks Core Orientation devices often utilised to aid in structural interpretation

•	Undertaken by contract drilling personnel under the supervison of SGM geology

• Underground Diamond drilling

•	Utilised at all stages of the geological process, Exploration, Resource Definition and Grade Control

•	Drillng by conventional and wireline methods

•	Hole sizes HQ3, HQ2, NQ2, BQ2, LTK60, LTK48 (Not used post 1997)

•	Hole depths vary from <50m to 1200m

•	Directional drilling utilised for specific tasks

•	Undertaken by contract drilling personnel under the supervison of SGM geology

• Open Hole percussion sampling “Sludge Sampling”

•	Utilised after development of Ore Drives for final stope definition

•	Hole sizes 89mm open hole

•	Hole depths vary from 5m-25m

•	Samples of cutting of variable length are collected primariliy for geological logging of the chips to identify major faults and geological contacts

•	Undertaken by SGM production blasthole rigs

13.2  Extent of Drilling

The details of the drilling completed at Stawell Gold Mines for the life of the project are shown in Table 6. The extent of this drilling relative to the overal mineralised system at Magdala, Golden Gift and Wonga is shown and Figure 25. These holes have been progressively drillied and large portions of the material informed by this drilling has been mined to date.

Period	Surface Diamond	Magdala Underground Diamond	Wonga Underground Diamond	Surface RC	Total

	(m)	(m)	(m)	(m)	(m)

Pre 1997	107,809	151,533	33,508	14,497	307,348

1998	6,569	26,497	1,041	20,336	54,444
1999	11,973	37,104	1,210	1,147	51,434
2000	5,734	54,015			59,750
2001	9,192	53,603			62,795
2002		60,718			60,718
2003		25,070			25,070
2004	16,607	45,288		155	62,049
2005	25,039	56,080			81,120
2006	1,904	40,051		1,897	43,852
2007		39,268			39,268

Totals	184,827	589,230	35,760	38,032	847,849

Table 6 Drilling metres summary by drilling method for Stawell Gold Mines.This is the entire databse that informs Mineral resources reported for MIN5260.

Figure 25 Stawell Longitudinal projection showing the extent of all drilling completed.

13.3   Drilling Process

A flowsheet of the diamond drill process from design to implementation is shown in Figure 26.

The diamond drill contract personnel provide a daily record of drilling activities for all drill rigs. A copy of a daily drill record sheet is shown in Figure 27. Data from the daily record sheet is entered daily to a site databse for tracking of drilling produciton and to enable tracking of drilling progress interogation at a latter date.

Geological personnel track the drillhole path and maintain in control of the daily activities of all drill rigs including which drillers were respnsible for various sections of the hole should there be issues with core presentation or downhole depths that require clarification. A regime of regular rig audits and inspections are also used to assist with maintaining the high level of core presentation and sample quality. These drill records are kept indefinetely enabling review of drill hole information many years after completion of drilling.

SGM Diamond Drill Flowsheet

March 2008

Drill request raised by geologist
Indicate collar location, planned depth, dip and azimuth (planned hole path), core size
Breakthrough and safety checks performed
Drill request issued
Database adminstrator
Planned hole path details entered to geological drill database
Surveying
Collar location and azimuth set out by surveyors
Drilling by contract personnel
Initial downhole survey at 15m then every 30m thereafter
First survey checked against drill request, geologist contacted if discrepancy
Depth, dip, azimuth and magnetic intensity recorded
Core runs measured by depth of rods in hole
Core placed in core trays. Blocks indicating downhole depths are placed at the end of each core run (placed to nearest 5cm)
On completion of the hole, wooden wedge with drillhole ID is inserted into the collar
Hole is grouted. re-insert wedge after grouting
Surveyors pick up actual collar position and provide to database manager
Surveys for campaign checked by geologist and any adjustments recorded

Figure 26 SGM Diamond drilling process flowsheet.

DEEPCORE

DAILY REPORT 12284

Date: 11/3/08 Shift: Day ☑ Night ☐

Rig No: 2 Client: S.S.M. Drill Site: 1295

Driller:	Y.BURNS	Start:	6	Finish:	6	Hours:	12
Offsider:	S.JACOBSON	Start:	6	Finish:	6	Hours:	12
Offsider:		Start:		Finish:		Hours:	

Down Hole Motor: NX ☐ Diamond Drilling: HQ ☐ NQ 2 ☐ BQ ☐ LTK60 ☑ LTK48 ☐

Hole ID:	5259	Start:	72.2	Finish:	90.8	Bit Serial No:	
Hole ID:		Start:		Finish:	EOH	Bit Serial No:	
Hole ID:		Start:		Finish:		Bit Serial No:	
		Total Shift Metreage:		18.6		Total Hours Drilled:	8

Directional Work		Hours	Activity Times	Hours	Office Use
Pulling Rod String			Mine Safety Meeting	1/2	
Open Hole Survey			Site Travel	1	
Change Chuck & Rod Holder Jaws			Pre Start Check	1/2	
Run in Navi Tool ☐	Wedge ☐		Collar Hole		
Orientate Navi Tool ☐	Wedge ☐		Change Bit / Change Barrel		
Orientation Checks			Reaming		
Pull Out Navi Tool ☐	Wedge ☐		Condition Hole		
Navi Run:	Metres:		Mixing Mud		
Cut Lip @	Metres:		Rig Move: Site Dip/Az		
Reaming Off Wedge			Site Preparation		
1.5 metre Barrel Work			No Water		
Reaming Tool Work			No Air		
Liaise with Geologist ☐	Deepcore Supervisor ☐		No Power		
Other			No Ventilation		
			Surveys x2	1	
			Standby		
			Breakdown / Repairs		
			Tool-Box Meeting		
			Grouting		
			Mine Firing		
			Other CRIB	1	
	Total Hours		Total Activity Time	4	

Surveys			Consumables Used Through Shift		
Hole No. 5259	Hole No. 5259	Hole No.	Qty	Item	Size
Depth 75	Depth 90.8 EOH	Depth			
Dip −2.6	Dip −2.3	Dip			
Azimuth 200.9	Azimuth 200.0	Azimuth			
Magnetics 5989	Magnetics 6000	Magnetics			

Safety Instruction ☐ Warning ☐ Environmental ☐ Hazard ☐

From	To	Description of Safety Instruction / Warning / Environmental / Hazard

Training / Instruction During Shift

From	To	Description of Training / Instruction	Hours

ENTERED

Comments:

Driller's Signature

Client's Representative

WHITE COPY: CLIENT BLUE COPY: OFFICE GREEN COPY: REMAINS IN BOOK

Figure 27 An example of a daily drill record from an underground rig. Note this record includes downhole survey information that matches the individual survey records

13.4   Drill Spacing

Drill spacing varies for exploration, resource definition and grade controls programs within the ranges as indicated in Figure 24. The appropriate Resource classifications indicated in this table are a guide only and each Mineral Resource area is classified based on a number of criteria that will be discussed in Section 19 of the report. Each of the Mineral Resource areas discussed in Section 19 of this report will have drilling at various hole spacings depending upon the stage of resource development and mining activities.

Initially the exploration drilling is carried out on broad spaced targets, and if the continuity of the structure is apparent, as in the case of known Basalt bodies the targets will generally be tested on centres 300m along strike and 120m down dip (300m x 120m).

When exploration is succesful in locating appropriately mineralised environements this spacing is closed down to approximately 150m along strike x 60m up and down dip. If updated geological interpretations completed at this drill spacing are able to demonstrate geological continuity and define sufficient grade to complete and define a Mineral Resource it is possible to classify the defined Mineral Resources as Inferred.

Ongoing drilling will be completed once appropriate drill platforms can be established to enable the drill spacing to be reduced to 30m x 40m centres. At this spacing if the geological and grade continuity is well constrained a Mineral Resource could be classified as Indicated Resource. Generally at this stage final mine design and scheduling is possible and capital development infrastructure can be designed and commenced to access the area for mining including the design of appropriate platforms to complete ongoing Resource definition and Grade Control diamond drilling.

Grade Control diamond drilling targets a drill spacing of at least 15m along strike by 15m up and down dip on the mineralised structures. This drilling is a component of the mine production process and is required to identify any small scale changes in geometry which will affect mining shapes. Where the geometries are complicated by faulting or other geological features then the spacing can locally be closed to 10m x 10m. Following this work detailed stope and development desing is completed and ore development is designed and implemented under survey control. As a general rule only following development or sufficient close spaced diamond drilling will a Mineral Resource be classified as Measured.

As development is implemented every face or development round (3.3m Spacing) is visited by SGM geological personnel to map the location of the major contacted and structures exposed by the development. This informaiton is critical in ensuring development is in the correct location and also to provide the detailed geological informaiton required for final stope extraction and stope tonnes and greade determination. Sludge Sampling programs are completed only where there is a requirement to gain additonal geological information beyond that already available. Drilling is completed in fans of holes drilled up from the development locations (a typical fan is shown in Figure 28). These fans are only completed as required but may be as close as 8 - 10m along strike.

Figure 28. Typical sludge drilling fan completed from an ore development drive. The drive outline is shown as well as the geological mapping collected from each face location. The uphole drill fans are coloured by logged geology, green = potentially mineralised volcanogenics, yellow = Basalt.

13.5   Drillhole Orientation

Where possible drilling is oriented as perpendicular to the structures being tested as possible. The nature of the mineralisation at Stawell and the availability of suitable drill platforms in the underground environment will always result in compromises in the ability to obtain near perpendicular tests of the mineralisation. An example of the orientations of the drillholes through the GG5 Lower Mineral Resource area is shown in Figure 29. Similar drill hole orientations relative to the strike and dip of the structure exist in many of the Mineral Resource areas.

An exception to this is the Big Hill Resource area where drilling has been conducted on a regular 20 metre along strike intervals with the drillholes oriented perpendicular to the strike and dip of the main mineralisation system with an up and down dip spacing of 25 m.

Figure 29 Perspective view (left) and plan view (right) of the GG5 Lower mineralised domain and all underground diamond drillholes used to constrain the most recent Mineral Resource Estimate as documented in Section 19.

13.6   Collar Survey Control

All survey control for the underground drill programs is established by SGM survey personnel. Survey control points are maintained in the underground decline by SGM Survey personnel and these locations provide the control for all mark out and pick-up surveying that is conducted in the underground environment. On conclusion of drilling and hole grouting diamond drilling personnel will insert wooden wedge labelled with the drill hole ID into the collar of the hole. This provides permanent identification of the drillhole collar to ensure matching of surveying information to the correct drill hole collars. The collar survey information is entered in the SGM database by data managers. An example of the information supplied by SGM surveyors and the check list utilised to ensure appropriate information is collated is shown in Figure 30

The co ordinate system in use at Stawell is a modified version of AMG which is discussed in section 6.4. All survey data pertaining to the mining operation is stored in this co ordinate system.

Figure 30 Collar survey information and drillhole survey information checklist.

13.7   Downhole Survey Control

Downhole survey control is managed by utilising down hole cameras to survey the drillhole path. Electronic single shot instruments (REFLEX® and RANGER® tools) have progressively been used in preference to the Eastman® mechanical cameras since 2002 at Stawell as shown in Figure 31, and the vast majority of the downhole surveys of diamond drillholes that are utilised in the estimation of the Mineral Resource estimate detailed in this report have been made with Electronic single shot cameras. Some of the deeper surface diamond drillholes have been surveyed using a North Seeking Gyro instrument.

Downhole survey instruments routinely measure azimuth relative to magnetic north and declination (dip) relative to the horizontal. A correction is applied to convert Magnetic North to Grid North. The details of how this correction is currently applied is shown in Figure 32.

Figure 31 Plot of drillhole survey method (SE = Eastman Single Shot in Purple, SD = Electronic survey instrument in Blue) by time. Post the start of 2002 the standard survey instrument used has been an electronic single shot downhole survey tool.

Figure 32 Magnetic declination correctiosn as currently applied to SGM drillhole data.

Contract drilling personnel are responsible for providing survey information at predeterminated spacings down the hole. The first survey is taken at 15.0m downhole and is efectively used as the collar survey. This depth is used as it reduces the influence of magentics associated with the drill rig and associated equipment. Subsequent surveys are takern at 30m spacings or where deemed neccesary by the supervising geologist closer intervals. The contract personnel record survey details on the daily drilling record sheet and also on a separate survey record sheet (Figure 33) from which the information is entered to the acQuire database system. The electronic instruments provide a direct reading of the magnetic field intensity at the survey locations. This reading can be used to determine if survey readings have been influenced by magnetic material downhole.

Figure 33 Current survey record sheets as supplied by the Underground diamond drill contract personnel

13.8  Down hole Survey Quality Control

Several quality control and quality assurance processes are in place to ensure that appropriate survey (downhole and collar) information is stored to the database. Apart from the Database Managers checklist as shown in Figure 30 a review sheet for the downhole survey information is provided to the responsible geologists such that this information can be validated and where required adjustemnts made to the survey information. A copy of this sheet is shown in (Table 7).

For longer drillhole traces the survey information is plotted to provide a graphical review of the information method is utilised where adjustments to the survey information can be made using the overal trend of the drillhole trace, Figure 34.

Figure 34 Example of the check plots used to correct downhole survey information.

Where clear issues have been identified with the validity of the survey information and adjusted surveys enetred the original surveys are given a lower priority in the database system. A record of survey methods and or adjustments are maintained in the main acQuire database as part of the audit trail.

Stawell Gold Mines personnel utilise a survey camera test bed with known azimuth and dip for for routine checking of downhole survey cameras. This test bed (Figure 35) is located on the surface well away from any potential magnetic sources and is utilised by contract drilling personnel to routinely check camera performance and determine if equipment requires servicing or re-calibration.

Table 7 An example of drillhole collar survey information provided by SGM survey personnel and the check list used the database manager to ensure appropriate information is loaded to the database. Note some corrections to erroneous data have been made as indicated by the penciled changes.

Figure 35 Photograph of the SGM survey camera test bench

14      Sampling Method and Approach

14.1   Diamond Drillcore Processing

All diamond drill core is delivered to the Stawell Gold mines core processing facility by the diamond drill contractor. Diamond drill core is washed to remove grease and individual core trays photographed in a light controlled installation (Figure 36) prior to laying out on benches ready for Logging by the site geologists. As part of the standard SGM geological procedures all core collected from diamond drill holes are photographed and a complete record of digital core photographs is available to assist in the geological interpretation process.

Figure 36 Stawell Gold Mines core photography installation.

A detailed flow sheet of core processing activities is shown in Figure 37. Prior to drillhole number MD2678 and SD607 the core photography was taken on film and stored as prints.

An example of the style of core photography that is available for all diamond drilling is shown in Figure 38.

SGM Core Handling and Sampling Flowsheet

March 2008

RIG SITE
CORE
Marking of core orientation
Transport to Core Shed
Cleaning and checking core tray labelling
Core photography
Layout trays
Core logging
Marking up for sampling
Allocation of sample IDs
Core cutting
Whole core
Core cutting
Save core 2m outside last sample interval. All other core thrown out
Sampling & bagging
Half Core sampling & bagging
Non-sampled half core to storage
Insert QAQC standards and blanks
Insert QAQC standards and blanks
Weigh sample bags (data for SG calcs)
Samples taken to SGM Lab for analytical preparation

Figure 37 Diamond Drillcore processing operations

Figure 38 An example of the diamond drillcore photographs stored digitally for all diamond drillcore. This section of core belongs to Drillhole MD5063 which tests the GG5 Lower Mineral resource area.

14.2    Logging

All diamond drill core is logged by the site geological teams using a standardised logging legend. The data is captured electronically at the point of collection using a barcode logging “Datcol” software system. This system was developed on site in the mid 1990’s and has remained the standard process since that time with the key tables for lithology, alteration, and structure and geotechnical information are populated during the logging process.

14.3    Core Recovery

During the logging process any lost core is estimated and logged as lost core with a specific start and end interval.

A review of database for recently drilled holes indicates excpetionally good core recovery throughout the deposit particulalry adjacent to the major mineralised zones. Where core is lost it is usually associated with significant faulting. Lost core is identified in the logging as “LOST” and as such there are very few if any assay intervals utilised in the Mineral Resource estimate where core recovery is less than 100%.

14.4    Diamond Drillcore Sampling

During the logging process the geologist will mark up the intervals of core for sampling. Not all diamond core is sampled. Historical sampling has identified the key lithological and structural units that will host mineralisation and the selection of units for sampling follows the protocols shown below

•	All Magdala Facies, also known as ’Magdala volcanogenics’ are sampled for assay.

•	A minimum of 2.0 m into the hangingwall and or footwall is sampled

•	Fault zones and zones of sulphide are sampled at the geologists discretion

•	Magdala Basalt and Albion formation rock units are sampled at the discretion of the logging geologist

Not all diamond core is cut in half prior to sampling. Sampling of diamond drillcore follows one of two methods as detailed below.

•	Exploration and Resource Definition - HQ or NQ drill programs

	•	Core is logged and geological derived intervals are marked up for sampling

	•	Sample intervals are matched to geological boundaries (structural or lithological) and fall within the range of 0.10m - 2.0 m. The average sample interval is approximately 1.0m

•
For Resource Definition drilling programs 1 in 5 holes is cut with a diamond saw prior to sampling and one half of the core sent for assay. The remaining half core is retained as a record within the core library. All other holes are sampled as whole core which is sent for sample preparation and assay as per the flowsheet shown in Figure 40. All holes deemed to be Explorations are ½ core sampled and the entire remaining core retained in storage on site at SGM.

•	Grade Control diamond drill programs - LTK60

	•	Core is logged and geological derived intervals are marked up for sampling

	•	Sample intervals are matched to geological boundaries (structural or lithological) and fall within the range of 0.10m - 2.0 m. The average sample interval is approximately 1.0m

	•	For grade control drilling programs drill holes are sampled as whole core with the entire sample sent for sample preparation and assay as per the flowsheet shown in Figure 40.

Detailed operating procedures for sampling of diamond drillcore are used at Stawell Gold Mines to ensure uniformity of process and prevent errors.

14.5   Diamond drillcore Sample Intervals

During the 2007 Calender year a total of 39,361.8 metres of diamond core was poduced of which 8918.6 metres was sampled for assay.

The sample interval statistics for the 2007 calendar year are shown in Table 8 and a histogram of the sample intervals for 2007 shown in Figure 29. The average sample intervals demonstrated by the 2007 data is indicative of complete data set utilised to estimate Mineral Resource at Stawell.

Average Diamond Core Sample Length (m)	0.93
Minimum Sample Length (m)	0.1
Maximum Sample Length (m)	2.1
Total Sampled metres	8989.6

Table 8 Diamond drill core sample interval statistics for samples taken during the calendar year 2007.

Figure 39. Histogram of sample intervals for diamond drillcore taken during the calendar year 2007.

14.6   RC Sampling

Specific details of the RC sampling methodologies for the Magdala Surface Mineral Resource estimate are outline in the documentation in Appendix B. A summary of the RC sampling protocols that were utilised for this program and for other RC drilling that has been conducted on site are given below;

•	All SGM RC sampling was carried out using the following protocol

	•	Generally the entire hole was sampled from the collar unless it was recognized as recent fill or material associated with the construction of the drill pads

	•	Samples were collected at 1.0 m sampling interval, bit pulled back and flushed between intervals

	•	Samples discharged into tightly fitting plastic sample bag from cyclone

	•	Sample transferred to a rectangular plastic tub the same size as the splitter

	•	Sample tipped into three tier splitter from plastic tub to ensure equal quantities available to all vanes

	•	1/12 subsplit (nominally 3kg) collected in calico sample bag, tied and placed in lots of five into plastic bags

•	Residue sample collected in original sample bag and transported to bag farm for storage

•	Splitter cleaned by shaking/banging/brush/air compressor as necessary between samples

•	Cyclone cleaned at regular intervals (completion of each hole minimum) by banging/checked by hand/arm

•	Every 20 th sample resplit to give a 2 nd 3kg sample, field splits dispatched along with first splits

•	Samples dispatched to Laboratory for analysis by Fire Assay. In the case of the Big Hill Mineral resource estimate all assaying was conducted at Aminya Laboratories Ballarat.

14.7   Reliability of Samples

It is the opinion of the Qualified Person that the drilling and sampling methodologies employed by Stawell Gold mines are of a high standard and provided representative tests of the ore body for the estimation of Mineral Resources. Standard drill spacing’s adopted by Stawell Gold Mines are appropriate for the stages of Mineral Resource development and whilst other factors contribute to decisions regarding classification of the Mineral Resources the drill spacing’s discussed in this section enable appropriate geological interpretation and Mineral Resource classification decisions to be made.

15     Sample Preparation, Analysis and Security

The Qualified Person has reviewed the sample preparation, assay and sample security processes utilised at Stawell Gold Mines a summary of which is included in this section. All sampling and sample preparation is currently completed by employees of Stawell Gold Mines, the issuer of this report. The employees follow appropriate written procedures as documented in Sections 14 and 15 of this report.

15.1   Assay Laboratories

During the life of the Stawell Gold Mines a number of laboratories have been utilised for routine assaying of diamond drillcore and RC samples. The details of the laboratories and the periods for which assaying has been conducted are as follows;

•	SGM site laboratory. Utilised intermittently prior to 1995 for assaying of diamond drill core and RC samples

•	Non accredited company assay laboratory

•	Assay method was l0g Aqua Regia with pre digest roasting and AA finish.

•	Assaying of diamond drillcore and RC samples was discontinued in 1995 and the laboratory sample preparation and assay methods updated to industry standard practice.

•	Now utilise a 25 g Aqua Regia method with pre digest roasting and AA finish

•	Utilised for Metallurgical assaying, UG Face sample and other geological grade control sampling

•	Undertake routine sample preparation of diamond drillcore samples – post 2004.

•	WMC Ballarat Assay laboratory utilised prior to 1995 for assaying of diamond drillcore and RC samples

	•	Non accredited company assay laboratory

	•	Assay method was l0g Aqua Regia with pre digest roasting and AA finish.

	•	Assaying of diamond drillcore and RC samples was discontinued in 1995 and the laboratory sample preparation and assay methods updated to industry standard practice.

•	AMDEL Laboratories - Adelaide SA

	•	ISO 9001 accredited

	•	utilised intermittently from 1995 through to present day

	•	Primary supplier of assay services during from 2004 - mid 2007

	•	Ongoing utilization for check assays

	•	SGM reduced reliance on AMDEL mid 2007 as a result of very slow turnaround of assays results

•	AMINYA Laboratories -Ballarat VIC

	•	Not accredited

	•	Primary supplier of Assay services for Diamond drillcore and RC samples period 1995-2004

	•	Discontinued in 2004

•	Genalysis Laboratory Services - Perth WA

	•	Genalysis is a NATA accredited laboratory to ISO 17025.

	•	Provider of assay services for the period XXXX - XXXX

•	ALS Laboratory Group - Orange NSW

•	ALS is accredited to ISO 9001 and ISO 17025

•	Primary provider of assay services August 2007 to present day

15.2   Sample Preparation

The sample preparation protocol for diamond drillcore is shown in the flowsheet given in Figure 40. This sample preparation flowsheet was developed in 1995 and has been in operation for all Stawell Gold Mines diamond core and RC samples since that time. During the period 1995 to 2004 all sample preparation was conducted by the assay laboratory facilities as detailed in section 15.1. In 2004 it was decided by site personnel to complete this task on site at the Stawell Gold Mines laboratory facility. The sample preparation follows the same process utilising modern sample preparation equipment.

•	Primary Crushing to 75% passing 2.0 mm using a Boyd Crusher

•	Splitting using a vibrating feed cone splitter

•	Pulverising to 95% passing 75um using Labtechnics LM5 pulversing mills

By retaining responsibility for this work through the existing site based facility SGM has flexibility in sending the pulps only to a variety of assaying laboratories and also retain the coarse rejects on site for ongoing metallurgical testwork programs.

SGM Drill Core Sample Flowsheet Summary

(SGM Prepping then Commercial Lab Fire Assay)

Feb 2008

QAQC SAMPLES
LOGGING/SAMPLING
Corefarm
Core logged
SampleID allocated
samples 0.15 to 1.5m
Half-core samples
cut and split
3-10kg sample bagged
into calico bags
SGM standards
inserted
~ 1:20 ratio
3 SGM standards- SGM HighA
SGM LowA
SGM High
Assay of known standard
monitors accuracy
Assay Blank used
to monitor contamination
PREPARATION
SGM Laboratory
Dry @ 110°
~ 2hrs
SGM standard
Crush
75% <2mm
Split where
sample >3.0kg
3.0kg sample
Split 1:10 samples 50/50
sample size <2.5kg
Split sample monitors
sample preparation
and homogeneity
"B" added to sampleID
original sampleID
Pulverise
95% <75µm
Pulverise
95% <75µm
Sub sample
(scoop through bowl)
200g
Sub sample
(scoop through bowl)
200g
Excess reject retained
at SGM for
Metallurgical Testwork
ANALYSIS
Commercial Laboratory
ALS
Duplicate sample 1:20
(minimum 1 per batch)
Duplicate
monitors precision
Fire Assay analysis
30g sample
Fire Assay analysis
30g sample
Fire Assay analysis
30g sample
Repeat assay
if value > 30ppm
Repeat assay
if value > 30ppm
Repeat assay
if value > 30ppm
Re-assay monitors
repeatability

Figure 40 Stawell Gold Mines drill core sample preparation, assay and QA/QC flowsheet.

15.3         Sample transport and Security

Security of drillcore and samples is managed by maintaining records throughout the complete process from drilling, core processing, logging, sampling, sample preparation and assaying through to return of results.

Key record keeping utilised in managing sample and data security are;

•	Daily drilling records are entered to the database which provide records of drillcore produced.

•	Core is photographed within 24 hours of being delivered to the core processing facility.

•	The Stawell Gold Mines sample processing facility is located on the Mine Lease within a security fenced area. All core stored here is only able to be accessed by SGM personnel.

•
At the conclusion of logging a sample requisition sheet is generated listing sample numbers, assay standard insertion and assay requirements. This is loaded directly to the acQuire database enabling tracking of samples after this process.

•	SGM personnel are trained in appropriate procedures for logging and sampling of the diamond drillcore and generate an Analytical Request sheet sheet outlining sample ID and assay requirements.

•	The production of carefully labelled sample pulps for dispatch by registered posts.

The pulps are sent from the SGM prep laboratory to the assay laboratories using registered post. Consignments travelling by registered post are required to be signed off by each leg of the postage route on arrival and can be tracked online. The assay laboratories are also required to send a statement informing SGM that the pulps have arrived and that the samples as detailed on the analytical request sheet can be accounted for.

15.4        Assay Methods

A summary of the laboratory methods utilised by the various laboratories is given in following Table 9. All assaying for gold that are utilised in the Mineral Resource estimates have been completed by Fire Assay method (30 - 50g charge weights) with AAS finish.

Laboratory	Lab Method Code	Description	Limit of detection (ppm)

Aminya	PE01S	50g Fire Assay with AAS finish	0.01
AMDEL	FA1	40g Fire Assay with AAS finish	0.01
Genalysis	FA25 AAS	25g Fire Assay with AAS finish (used for repeats only)	0.01
Genalysis	FA50 AAS	50g Fire Assay with AAS finish (Standard method used)	0.01
ALS	Au-AA26	50g Fire Assay with AAS finish	0.01
ALS	Au-AA25	30g Fire Assay with AAS finish - Used post January 2008	0.01

Table 9 Laboratory assay method codes, descriptions and limits of detection.

For samples reporting below LLD, a value of 0.5xLLD is utilised as standard in resource estimation.

15.5   Database Storage and Integrity

All SGM drilling data is stored within the “acQuire” Database Management System. The database operates in an SQL Server framework and data security is established by having various levels of user access rights. SGM maintain a security access system where loading and manipulation of data is only conducted by one of two data managers. All geological personnel have access to the database for read only purposes.

Data validation occurs during upload of data to database using the acQuire DBMS. Checks include:

•	All alphanumeric codes (eg lithology) are valid and not duplicated

•	All numeric fields are within acceptable limits and not duplicated

•	Sample from-to depths cannot be greater than the maximum hole depth

•	Checks are performed for overlapping samples

•	Analysis results are received from laboratory in fixed digital format. The load routine imports assay data matching against sample ID created during logging procedure.

Figure 41 Stawell Gold Mines QAQC review and actions flow sheet

Alpha analysis codes are stored as logged and/or reported eg NS (Not Sampled), IS (Insufficient Sample), <0.01. The database MetaAssayExport table records equivalent values which are substituted by client software (e.g. MineSight). The convention for defined values is a numeric value half detection limit for results at LLD, and for all other codes, -1 is substituted.

After data compilation is complete, it is critically reviewed by geologists with on-going scrutiny using logs, section/plan plotting and 3D modelling.

15.6   Stawell Gold Mines Assay QA/QC Process

The general flowsheet for the sample preparation and assaying including the Quality Assurance and Quality Control samples submitted to ensure this compliance is shown in Figure 40.

A range of checks and resulting actions are in place to monitor the QA/QC of the Stawell data set as set out in the QA/QC flowsheet shown in Figure 41.

When monitoring these checks the following guidelines are followed:

•	The first checks are regular submission of standards and blanks at the sampling stage

•
If the standard assay is outside ±4 standard deviations from the known value then ~50% of that batch is automatically repeated. Entry is made into the SGM QA/QC diary to indicate which sample IDs have been repeated and the results of the re-assay

•	If the blanks are not compliant checks are initiated to determine the cause of the non compliance and what remedial action is required

•	This is followed by the use of splits of the crushed stage

•	If the splits are outside of 10% of the initial assay investigations into the quality of the sample preparation for the batch is conducted

•	The final check is the quality of the repeats and duplicates

•	Where repeats or duplicates are outside of 10% of the original sample additional repeats will be requested to determine if it is a laboratory issues or associated with coarse gold within the sample

• Repeated assays are compared to initial assays with any action to be taken entered into the SGM QA/QC diary to indicate what actions respond to Batch and sample IDs.

•	Monitoring of these checks is done within two days of the sample batch return and actioned generally no later than seven days after the return date.

•	Any actions taken during the monitoring process are recorded in the SGM QA/QC diary which was set up in September 2007 (Table 11).

15.6.1     SGM Standard Reference Material

SGM Standard reference material has been prepared and certified by Ore Research of Melbourne from samples of ore from the Magdala Mine. The details of the standards and when they were introduced to the system are shown in Table 10. Certification certificates are available in the SGM records.

Standard ID	Start/End Date Used	Gating Values			Comment

		Lower Limit ló	Recommended Value	Upper Limit ól

SGM Low A	June Ongoing	3.18	3.34	3.50
SGM Low B	June 2001 2001/Sept2004		3.54		Discontinued - No sample left
SGM High A	June 2001 Ongoing	4.04	4.20	4.36
SGM High B	June 2001/Sept 2004		4.54		Discontinued - No sample left
SGM High	New Standard available	9.30	9.36	9.42

Table 10. SGM assay standards and certified values reported by ORE

Table 11 QA/QC diary entries for 2007

15.7 Assay QA/QC Calendar year 2007

For this report an analysis of the QA/QC data returned for the period 1st January 2007 to 31st December 2007 has been completed. It is possible to complete this analysis for all data back to 2001 however the bulk of the mineral Resource estimate is supported by the most recent assaying.

For details of QA/QC results for the Big Hill surface Mineral Resource refer to documentation for this model which is given in Appendix B of the main report.

This analysis encompasses all QA/QC data returned to SGM during that period and serves to demonstrate that a responsible and ongoing approach to managing assay data quality is maintained at SGM and that assaying information is of a good quality for Mineral Resource estimation.

As a result of QA/QC processes carried out during 2007, 197 initial assays from a total of 9697 assay returned where replaced by repeat assays as a result of the QA/QC monitoring process.

Figure 42Figure 47 show the results of QA/QC data for calendar year 2007 data

Figure 42 QA/QC plot of Blanks assayed during 2007

Figure 43 SGM Standard Low A by job number for the calendar year 2007

Figure 44 SGM Standard High A by Job number for the calendar year 2007.

Figure 45 Sample Splits comparison for 2007

Figure 46 Assay duplicate comparison for 2007

Figure 47 showing 2007 Original (first) Assay Standard performance plotted as standard ±deviations relative to the recommended value

15.7.1 QA/QC Discussion

Two external laboratories were used during 2007 for fire assay of all SGM drill core. These were Amdel in Adelaide SA and ALS laboratories in Orange NSW. During the first half of the year Amdel was used for Stawell fire assay work with 40g charge weights. As demonstrated in Figure 47 cycling can be seen within the results for the combined assay results indicating poor performance with the laboratories.

Limited work was conducted between SGM and Amdel to improve the assaying process. Towards the end of SGM and Amdel’s relationship the current SGM QA/QC system was being developed but the turnaround times for samples sent to Amdel in some cases were out to 60 days. This prolonged turnaround time impeded QA/QC interaction but also severely impacted on production requirements. Due to this in August 2007 SGM changed to ALS laboratories in Orange NSW for all fire assay work.

The same cyclic nature to the standard assaying was seen by ALS at first. ALS sample turnaround averaged two weeks which made QA/QC dialog a smoother process. To react to the cyclic nature of the Standard assaying ALS in November 2007 added extra litharge to the flux. The extra litharge was implemented due to concerns that the high sulphide component to the Stawell ore could be interfering with the flux during the fusion process. This proved to have limited success so towards the end of December 2007 ALS changed the charge size from 50g down to 30g as another attempt to combat the high sulphide nature of the Stawell ore. The success of this reduced charge size is currently under review. ALS also highlighted that the Standards were much finer than the sample product and could pose issues in mixing with the flux.

Overall for 2007 based of the original (first) assay received the laboratories have been running at a negative 4% bias. However the QA/QC process identifies batches that require check assays. During 2007 a number of check assays on batches were completed with 10 Standards previously out of specification being replaced with re assays. Following replacement it is estimated that the laboratory bias for 2007 is negative 3% for gold.

In the opinion of the Qualified Person the quality control procedures in place at Stawell Gold Mines including check assays, insertion of Standard reference materials and the results of corrective actions for the data sets utilised to estimate Mineral Resources are to a standard that provides quality assays for the estimation of Mineral Resources.

Data management procedures and personnel and subsequent data security ensure sufficient rigour is applied to the validation of the data prior to storing in the database and as such downstream estimation of Mineral Resources is utilising data of a high quality.

16 Data Verification

Dean Fredericksen the Qualified Person has personally been involved in the collection and processing of Geological data and information during the course of several engagements previously as a direct employee of the then owners of the operation and recently in the capacity of a consultant to Stawell Gold Mines. As such completed sufficient verification of the sampling, sample preparation and analytical procedures and resulting assay and geological data on which the Mineral Resource estimates are based and is comfortable with the quality of the information available.

To further test the integrity of the information kept within the SGM database, four drill holes were randomly selected from each of two mining areas: Golden Gift 5 lower (MD5063, MD4383, MD4215W1 and MD4693) and Golden Gift 3 (MD4782, MD3095, MD5027 and MD4372) Table 12.

Checks were made to locate the original data for collar locations, down hole surveys, core photographs, and end of hole and assay records each of the drill hole includes.

16.1 Collar Locations

The collar locations in the database were compared to co-ordinates on the original drill request form. The surveyed collar of the holes is very close to the original drill request coordinates

16.2 Downhole Survey

Downhole survey information in the database was compared to the original drill survey forms. An error occurred in MD4372 with one azimuth record shown to be out by one degree. This has now been rectified.

16.3 Geology

Geology information in the database was compared to the observed geology in the core photographs. An error was found in MD4215W1 with the geology log starting at 70 metres compared with the core photos and plods which start at 77 metres. This error is likely to have occurred due to this being a wedge hole that was stopped and re-started at a later date. This has been discussed with SGM personnel to highlight that in the rare case where wedge holes are completed that due care must be taken in verifying the start depths of the drill core.

16.4 EOH

End of hole within the database was compared using collar, geology and assay files and then compared outside the database against the core photos. All end of holes were confirmed

16.5 Assay records

The assay records in the database were compared with the lab reports in electronic format for all holes with verified hardcopies also available for MD5063, MD4963 and MD4782. Several apparent irregularities were highlighted in the exercise that upon further investigation were explainable and no errors were located with the assay information reviewed.

Hole	Collar locations	Downhole Survey	Core Photos	EOH	Assay Records

GG5L
MD5063	verified	verified	verified	verified	Verification checks are OK
MD4383	verified	verified	verified	verified	No Hardcopy digital only - Verification checks are OK
MD4215W1	verified	verified	core photos and drill plods start at 77, whereas geology log starts at 70m. All major contacts match	verified	No Hardcopy digital only - Verification checks are OK
MD4963	verified	verified	verified	verified	Verification checks are OK
GG3
MD4782	verified	verified	verified	verified	Additional samples were on a different Job #
MD3095	verified	verified	verified	verified	Verification checks are OK
MD5027	verified	verified	verified	verified	No Hardcopy digital only - Verification checks are OK
MD4372	verified	one azimuth is out by 1 degree - Typing error	verified	verified	Verification checks are OK

Table 12 Table showing data verification work completed for the 2007 Mineral Resource update.

17 Adjacent Properties

There are no adjacent properties other than those controlled by Northgate.

18 Mineral Processing and Metallurgical Testing

The gold processing facilities utilised at Stawell comprise a standard Carbon-In-Leach (CIL) gold recovery circuit following crushing and grinding and sulphide flotation . The treatment plant consists of five unit processes. These are:

• size reduction (crushing and milling),

• gravity gold recovery,

• flotation/ultra fine grinding,

• leach-adsorption, and

• gold recovery.

93

Geographically the plant can be split up into five main areas. These are:

• the primary crushing circuit,

• the milling circuit,

• the flotation/ultra fine grinding circuit,

• the leach-adsorption circuit, and

• the elution/electrowinning circuit.

A current processing flowsheet is shown in Figure 48. A history of tonnage and grade throughput for the processing facilities is shown in section 8 of this report.

Coarse gold (up to 30% of the gold in mill feed) is recovered from the milling circuit in selfcleaning centrifugal gravity concentrators.

Approximately 75% of the ore requires further liberation of the gold from sulphides and this is achieved in a two stage flotation circuit where gold bearing sulphides (pyrite, arsenopyrite and some pyrrhotite) are concentrated. The sulphide is ground to approximately 0.01mm in an ultra-fine grinding mill to liberate enclosed gold (up to 20% of the gold in mill feed). The ground sulphides and flotation tail are recombined and sent to the carbon-in-leach (C.I.L.) circuit.

Stawell ore exhibits various degrees of Preg-robbing of gold. Preg-robbing occurs when naturally occurring carbon species (graphite) in the ore rob gold from the pregnant liquor in the leach circuit, thus reducing the gold recovery. To combat this, Kerosene is added to foul the naturally occurring carbon before it enters the leach circuit and a simple preg-rob index developed at Stawell indicates the rate of addition needed for the kerosene to be most effective.

Total gold recovery for 2006/2007 financial year averaged 90.52%.

SGM Treatment Plant Flowsheet

CRUSHING
Run-of-Mine Ore
Grizzly
Jaw Crusher
1100 Tonne
Coarse Ore Bin
Double Deck
Vibrating Screen
Cone Crushers
MILLING & FLOTATION
10" Cyclones
Trash Screen
Knelson
Falcon
Conc
Ball Mill
Float
Feed
Tank
Rougher Float Cells
Conc
Cleaner Float Cells
Conc
5" Cyclones
Stirred
Mill
Concentrate Thickener
LEACHING & GOLD RECOVERY
Loaded Carbon Screen
CIL Tanks
Organic Adsorption
Tanks
CIL Tanks
CIL Tanks
Carbon
Security
Screen
Elution Column
Electrowinning Cell
Gold Room
Elution
Tank
Intensive
Leach
Vessel
Gold Bar
Regeneration
Kiln
Regenerated Carbon
To Tailings Dam

Figure 48 SGM Treatment Plant Flowsheet

18.1   Metallurgical Testwork

An ongoing program of metallurgical testwork is conducted at Stawell Gold Mines. The program utilises diamond drill core to determine the expected plant recovery for all ore blocks at a stope scale within the immediate and long term mine plan.

Samples of the ore and estimated dilution are tested to determine the expected preg-rob index and expected gold recovery through the Stawell Gold processing circuit. Samples for metallurgical testwork are selected from each ore lode; desirably samples are tested for each stope block. In this way expected rates of recovery can be determined for individual stope blocks, levels and ore lodes. As the metallurgical testwork program is an ongoing process the samples being tested to determine recovery rates can be said to be representative of the current and future production areas.

The results of the testwork program provide an expected plant recovery on a campaign basis. SGM metallurgists are able to plot the actual versus predicted plant recoveries using the test work results. Figure 49 shows the relationship between actual plant recovery and expected plant recoveries for all float ore treated project to date. This validates the robustness of the metallurgical testwork programs utilised by SGM and as such the robustness of the forecast metallurgical assumptions used in developing project schedules and financial forecasts.

Figure 49 also shows the recovery difference that can be obtained by using fresh water as opposed to using process water returned from the Tailings Storage Facility.

Figure 49 Actual versus Expected Recovery (Float Ore).

19     Mineral Resource and Mineral Reserve Estimates

19.1  Introduction and Scope of Mineral Resource and Mineral Reserve Estimates

The geographical locations of the various Mineral Resource and Mineral Reserve areas for Stawell Gold Mines are shown in Figure 50.

This estimate is a compilation of a number of separate models that have been completed and updated over the past 15 years at Stawell Gold Mines.

Prior to 1998 the majority of the Stawell Gold Mines Mineral Resource and Mineral Reserve estimates were completed using manual 2 dimensional estimation techniques. A portion of the existing estimate consists of separate Mineral Resource areas that have been estimated by this methodology. These individual areas have been reviewed as part of the 30 December 2008 update and comply with the relevant Mineral Resource classifications as defined by NI43 101.

Post 1998 the majority of the Mineral Resources and Mineral Reserves have been estimated using 3 dimensional geological block models. A number of block models have been created for separate geographical areas. The Key Mineral resource and Mineral Reserve areas are as follows;

•	Wonga Underground - Manual 2D methods - Historical Estimate based on information from 1998.

•	Magdala Upper levels - Manual 2D methods - reviewed 30 December 2007

•	Wonga Open pit - 3D Block model, separate documentation available (Appendix A)

•	Magdala Surface - 3D Block model, separate documentation available Magdala (Appendix B)

•	Magdala Lower Levels

•	C7 (Central Lode) - 3D Block model, separate documentation available (Appendix C)

•	U3 - 3D Block model, separate documentation available (Appendix D)

•	GG1 - 3D Block model, separate documentation available (Appendix E)

•	GG2 - 3D Block model, separate documentation available (Appendix F)

•	GG3 - 3D Block model, separate documentation available (Appendix G)

•	GG5-3D Block model, separate documentation available (Appendix H)

•	GG5 Lower - 3D Block model, separate documentation available (Appendix I)

•	GG9 - 3D Block model, separate documentation available (Appendix J)

Figure 50 Longitudinal Projection showing the location of Mineral Resource and mineral Reserve areas as the 30 December 200. Note GG6 is not reported as a component of the December 2007 Mineral Resource estimate.

This section of the document summarises the methodologies used to estimate the Mineral Resources and Mineral Reserves and provide a summary of the key assumptions and results for each Mineral Resource/Mineral Reserve Area.

The methodologies used at Stawell are supported by a significant period of mining and reconciliation information. A summary of the results of stope reconciliations since 2003 are included in section 20 of this report.

19.2  Manual 2 Dimensional Mineral Resource and Mineral Reserve Estimation Methodologies

Mineral Resources and Mineral Reserves calculated using manual 2D methodologies are confined to sections of the upper levels at the Magdala deposit and to remaining Mineral Resources for the underground portion of the Wonga deposit.

A detailed breakdown of the quantity of the December 2007 Mineral Resource and Mineral Reserve estimates completed using this methodology is given below.

Prior to 1996 this was the primary estimation methodology for all Mineral Resources and Mineral Reserves estimated for the Stawell deposits. Progressively 3D block model methodologies were introduced and the remaining areas estimate using 2D methods are remnant parcels for which detailed 3 dimensional models have not yet been created. There is an expectation that prior to mining of these areas additional geological information will be collected and processed to produce 3D block models upon which final economic evaluation and mine design will be completed.

The validity of estimation methodology is supported by many years of mining experience at Stawell where with the addition of appropriate dilution and grade cutting have produced reliable estimates of tonnes grade and contained metal.

The Mineral Resource Estimation methodology is based on compiled 1:500 scale longitudinal projections for individual mineralised structures showing the locations of all diamond drill or sample intersections.

•
Each mineralised intercept is firstly interpreted on cross section and or level plan or in 3D to determine the true width of the mineralised structure and to ensure the intercept is plotted on the longitudinal projection for the appropriate structure.

•
Individual assays within the mineralised structure are top cut to 17.0 g/t Au for Magdala and 15.0 g/t Au for Wonga mineralisation respectively. The assays are accumulated by length weighting of the individual assay grades.

•	Wonga mineralisation is diluted to a minimum width of 2.0m by adding dilution at 0.5g/t Au

•	Magdala mineralisation is diluted to a minimum width of 3.0m by adding dilution at l.0g/t Au

•
Additional interpretation is completed to confirm the strike and dip of the mineralised structure being modelled to calculate a Strike/Dip correction factor to be applied to the individual Polygon being estimated.

•	Polygon areas are measured for each block to be estimated

•	The tonnage is calculated by multiplying AREA X Mean Width X SG X Strike/Dip Factor

•	The grade assigned to the block is estimated based on the diluted length weighted intersections deemed to be informing each polygon.

The conversion of the Mineral Resource estimate to Mining Reserve takes into account historical dilution factors and expected mining recovery based upon known pillar spacing and mining requirements. The following are the historical mining factors applied

•	Wonga lodes are diluted by variable amounts to account for the expected mining method.

•	Magdala ore structures are diluted by 50% at l.0g/t Au to account for planned mining dilution. This is effectively to account for irregular geometry.

•	An additional 25% dilution at 1.0 g/t Au is added to account for unplanned mining dilution.

•	Mining recovery factors to account for pillars are applied.

19.3   Computer   3   Dimensional Mineral Resource and Mineral Reserve Estimation Methodologies

Post 1997 3D block modeling methodologies have progressively become the standard method for estimating Mineral Resources and have provided the basis for detailed mine design and the estimation of Mineral Reserves.

This work is carried out in the MineSight software suite which is an industry standard geology and mine planning software package. Detailed Mineral Resource documents for each individual Mineral Resource area are included in Appendices A - J. The description below describes the general process that is common to each model.

19.3.1 Geological Modelling

Geological modeling is carried out on individual resource areas by the geological team at

Stawell. The data available for this varies depending upon the stage of the development and understanding of the deposit area. The general process is as follows

•	Wireframe models of major geological units are interpreted and created using MineSight Software.

•	Less advanced deposit areas are first interpreted on paper while more advanced deposits are often interpreted directly within the software.

•	All available geological information is utilised in the interpretation process.

•	Diamond Drill core logs, Core photographs, Face mapping and photographs and sludge drilling geology logging.

•	The drillhole logging information available to the mine geologists includes

• Lithology

• Alteration

• Quartz veining percentage and veining style

• Sulphide percentages, type and style

• Location and orientation of lithological contacts, shears and fault structures

• Core texture - indicating faulting, shearing etc

• Core photographs

•	Underground development face mapping and sludge sampling is incorporated into the models where available. An example of this is shown in Figure 28 in section 13.

•	Development Face sketches and or Face photographs are scanned and registered in 3d to enable the detail to be incorporated into the interpreted 3D models, also shown in Figure 28

•	Face sketches and underground mapping observation provide details on significant offsetting faults and structures

•
Sludge hole drilling produces rock chip cuttings that are logged by the mine geology team. This information is stored in a separate drilling data set and displayed in 3D to add additional information on the location of major contacts and fault structures

•
Geological modelling is an ongoing process and models are progressively updated to reflect the most up to date information. Model updates are generally made upon completion of infill drill programs and completion of development levels, where this information results in a material change in the amount and quality of data involved and or material changes in geological understanding.

The gross geological architecture of the mineralisation systems is well understood and described in detail in Section 9 - 11 of this report. Mineralisation is hosted by relatively distinctive and predictable geological units that are modelled by the area geologists. The key units that are modelled in each area are;

•	Magdala Basalt - unmineralised. Geometry of the basalt is required to estimate the quantity of dilution that will be incorporated into the mine designs

•	Mine Schist - unmineralised. Also important for estimating the quantity of dilution that will be incorporated into the mine designs

•	Weakly mineralised volcanogenic - important to estimate dilution in the mine designs

•	Mineralised domains. For individual model areas these may be either in the Central Lode position, Basalt Contact positions and contain zones of Stockwork mineralisation.

•	Key fault structures are modelled as they can have a significant impact on the shape of the mineralised domains (particularly in Golden Gift)

•
Structures (particularly in Golden Gift) have a significant impact on the outcomes of the geological modelling and improving the understanding of the location of these is a key component to producing reliable estimations of the insitu Mineral Resources

•	Structures (particularly in Golden Gift) have a significant impact on the insitu Mineral Resources

•	Wireframes are where possible snapped to drillhole intervals.

The key control in on Mineral Resource estimation is accurate definition of the constraining geological models. Estimation of grade within the domains, whilst still very important, is of secondary importance to the first order geological domaining.

19.3.2                   Block Modelling

The process of Block modeling at Stawell gold Mines is relatively standard across all model areas. This description is drawn from the details for the individual model areas as documented in appendices A - J.

Stawell Gold mines has retained the services of several key consulting groups over time to ensure Mineral Resource estimation processes have been maintained to a high standard. Quantitative Geosciences (QG) have provided ongoing coaching, training, mentoring and Mineral Resource estimation services on an as required basis since the late 1990’s. This has ensured consistency of process over this time as key site personnel have changed and supported by the Qualified Person.

19.3.2.1 Block Model Dimensions

Block model dimensions vary on an area by area basis as indicted in Table 13

Model Area	Block Dimensions

	Along Strike	Across strike	Dip Extent

Magdala Surface – Big Hill	10	5	5
Wonga Surface	10	5	10
U3	20	2	20
C7	15	2	15
G1	10	2	15
G2	7.5	2.5	7.5
G3	10	5	10
G5 and G5 Lower	10	5	10

Table 13 Block sizes utilised in Stawell Gold Mines local area area block models

All block models other than the Magdala Surface and Wonga surface models are rotated to align with the strike and dip of the area being modelled. The details of the rotations applied are shown in the individual model documentation as given in appendices A - J. Alignment of the surface models into the plane of the structure is not completed as current mine planning software is not readily able to use the models and subsequent mine planning is impeded. Block model dimensions vary based upon the density of the available drilling data and also on the overall geometry of the mineralised structures.

19.3.2.2 Block Model Coding

Block models are coded with the key structural/mineralisation domains. This process is completed in MineSight software. The details of the coding also vary by Mineral Resource area and are determined based on the number and geometry of the mineralisation domains. Given the block sizes utilised by SGM, multiple domain codes and percentages are stored in each block.

19.3.2.3 Drillhole Coding

A diamond drillhole set is coded with the key structural/mineralisation domains. Importantly this coding is checked manually by the area geologists to ensure that they match the wireframes created. Where required some manual adjustment is made and if suspect drillhole locations are noted these drillholes may be excluded from the estimate. These details are included in the documentation for each mineral Resource area

19.3.2.4 Compositing

The drillhole files are composited downhole to fixed length composite intervals. The composites are matched to the geological domains as coded in the drillhole files.

Composite intervals used are either 1.0m as in the case of Magdala Surface, C7, U3 models or 2.0m for all other areas. The choice of composite intervals is made on a model by model basis that will best reflect the block size, data available and geometry of domains.

Figure 51 Cross Section showing an example of the compositing process used at Stawell Gold mines. This example is from the GG5 Lower resource area, Appendix I.

19.3.2.5 Geostatistical Parameters

For all of the Mineral Resource areas that have been modelled in 3D Gold Grades (Au ppm) have been estimated by ordinary kriging. Over time this methodology when coupled with detailed and robust geological models provided reliable estimate of insitu gold grade. A separate section and analysis of reconciliation information for the mine is presented in Section 20 of this report. The key geostatistical parameters are modelled for each project separately. Variography studies are completed using either ISATIS software or MineSight software. Individual variogram studies are conducted for each domain and modelled separately.

Key variogram parameters, nugget and sill and variogram ranges are modelled on either normal variograms or Gaussian transformed data. Whilst the estimated values for the nugget and ranges vary for each modelled area they are generally relatively consistent.

In  addition  to  modeling variograms studies have been performed to optimise the kriging neighborhood as per the methodologies presented in Vann et al (2003). This enables quantitative evaluation of the results of the kriging to be performed and as well as enabling the search neighborhoods to be optimised provides numerical outputs from the kriging runs (Slope of Regression of the Estimate). The Slope of Regression is used in part to aid in classification of the Mineral Resource estimates as per the definitions contained within NI43-101.

All geostatistical parameters used for each model area are documented within the individual Mineral Resource estimate documents as appended

19.4 Density

As per the Stawell Gold Mines core processing flowchart (section 13 Figure 37) all whole core sample intervals that are sent for assay are bagged and weighed prior to leaving site. The weights of the core are stored in the drillhole database and an apparent dry bulk density for each interval is calculated based upon a theoretical volume for the specific core diameter for each sample interval.

Whilst there are potential limitations in this process given that the volume for each core is based upon the theoretical drillcore diameter and the measured length of each interval it can be demonstrated by reconciliation of stope volumes as surveyed by cavity monitoring systems and tonnage measured by trucked ore that the estimated Density applied to specific areas is a reliable estimator of insitu density. Historical reconciliation supports the density values that are currently being used in the estimates at Stawell Gold Mines.

This apparent density measurement includes some residual moisture which by measurement has been estimated at approximately 2% or less which is generally not accounted for in the estimates.

Table 14 shows the density values that have been applied by Mineral Resource area. Specific details of the data and analysis and assumptions used to derive these values are given in each of the area specific reports.

Table 14 Compilation of Density applied by Resource Model area

Model Area	Ore SG Applied	Basalt	SG Mine Sc
	(As Estimated)

Magdala Surface – Big Hill	See Table 15
Wonga Surface	2.45 – 2.85
Wonga Underground – Manual Estimates	2.65	NA	NA
Magdala underground Manual Estimates	2.85	NA	NA
U3	2.7 – 2.94	2.8	2.7
C7	2.85	2.8	2.7
G1	2.85	2.8	2.7
G2	2.66 – 2.74	2.75	2.55
G3	2.85 – 2.97	2.8	2.7
G5 and G5 Lower	2.9	2.8	2.7
G5 Lower	2.95	2.8	2.7

Table 15 Magdala surface Mineral Resource estimate density values applied

Domain		Oxide	Transition	Sulphide

Mariner’s		2.3	2.5	2.85
Allen’s	Constrained	2.15	2.3	2.85
	Volcangenics	2.1	2.3	2.85
Iron Duke	Constrained	2.15	2.3	2.85
	Volcangenics	2.1	2.3	2.85
Magdala	Constrained	2.1	2.3	2.7
	Volcangenics	2.0	2.3	2.85

19.5 Resource Classification

Mineral Resources and Mineral Reserves are classified in accordance with NI43-101 disclosure rules.

The practice adopted at Stawell uses general guidelines for classification that utilise the following information as outlined in Figure 52.

• Drilling Density

• Stage of development - Ore Development and final data gathering in place

• Demonstrated geological continuity of structure and mineralised domains

• Slope of regression of the estimate (Calculated value during the Kriging Process

The classification as applied to the Mineral Resources disclosed in this document have been reviewed in detail on an area by area basis and are considered to be appropriate and within the guidelines as per the CIM Definition Standards on Mineral Resources and Mineral Reserves.

Activity Area	Target Type	Criteria	Resource Classification	Geological Data available

Exploration	Conceptual Targets	• Conceptual geological model • Geophysical anomaly • Geochemical anomaly		• Geophysics • Mapping • Wide spaced Exploration Drilling • Conceptual geological models

	Confirmed Targets	• Geological model confirmed by drilling • Mineralisation confirmed by drilling		• Wide Spaced Exploration drilling • Assay information • Drill logs

	Scoped targets	• Geological continuity established • Ore grade intersections established • Preliminary geological model established • Drill spacing 300 m X 120 m	Pre resource, Resource Target	• Broad spaced Grid Drilling • Detailed cross sectional interpretations • Assay information • Drill logs • Geological models

Resource Definition		• Geological continuity confirmed • Ore grade intersections continuous • Geological interpretation modelled • Geostatistical model established • Drill spacing 150 m X 60 m	Inferred Resource	• Regular Grid Drilling • Detailed cross sectional interpretations • Assay information • Drill logs • Geological models • Geostatistical model • QA/QC analysis

		• Geological continuity confirmed • Ore grade intersections confirmed • Geological interpretation modelled • Geostatistical model • Economic analysis • Drill spacing 40 m X 30 m	Indicated Resource	• Regular Grid Drilling • Detailed cross sectional interpretations • Assay information • Drill logs • Geological models • Geostatistical model • QA/QC analysis

Grade Control		• Confident Geological continuity • Ore grade intersections confirmed • Geological interpretation modelled • Geostatistical model • Economic analysis • Drill spacing 15 m X 15 m	Indicated Resource	• Close Grid Drilling • Detailed cross sectional interpretations • Assay information • Drill logs • Geological models • Geostatistical model • QA/QC analysis

• Confident Geological continuity
•   Ore grade intersections confirmed
•   Geological interpretation modelled
•   Geostatistical model
•   Economic analysis
•   Level Development above and below
•   Drill spacing 15 m X 15 m
• Open-hole sludge drilling	Measured Resource	• Close Grid Drilling
•     Detailed cross sectional interpretations
•     Assay information
•     Drill logs
•     Geological models
•     Geostatistical model
•     QA/QC analysis
•     Development face mapping sheets and ore runs
• Open-hole sludge drill geological data

Figure 52 Stawell Gold Mines geological processes and general guidelines for classification

19.6 Underground Design methodology

19.6.1 General Design Parameters

•	Level spacing up to 25 metre maximum for the orebodies.

•
The stoping method for all areas is longhole stoping with backfill. The backfill may be cemented rockfill (CRF) or unconsolidated fill, depending on the grade of the associated rib pillar necessitated by unconsolidated fill.

•	Rib pillar aspect ratio is not designed to be more slender than 1:1.

•	Minimum stoping width is deemed to be the width of the mined development.

•	Fill triangle pillars were assumed to allow for backfilling rill angle placement of 45 degrees.

•	HW dilution parameters are determined by the geotechnical department from hangingwall characterisation based on geological and geotechnical logging of diamond drill

•
Strike dimension of individual stopes is nominally 18 metres for single-lift stopes and 15 metres for double-lift stopes. Initial dimensions may be altered in consultation with geotechnical personnel to account for structure, sequence or abnormal hangingwall conditions.

•	Sequences are designed to minimise the creation of closure pillars. These sequences are predominantly bottom up, with footwall lodes preceding the hangingwall lodes.

•	Where stopes are to be mined under CRF, a stope height of 12m has been used to try and limit stope and pillar size and increase potential recovery.

19.6.2 Financial Considerations

•
The economic viability of the stoping regions was determined with a spreadsheet distilled from the approved 2006 Budget. Marginal stopes were not used in determining the viability of the regions under consideration, but were included in the reserve if they paid the operating costs associated with their extraction, and were developed in the process of accessing fully-funded stopes. Each region was assessed with full financial consideration and as such no particular cut-off grades have been assigned to specific areas.

•	Capital costs in the 2006 Budget draw capital depreciation and amortisation figures for vertical and horizontal development from the approved Life-of-Mine Plan.

•	Only designs created on an Indicated or Measured Resource were considered for reserve classification. No Probable reserves have been derived from Measured Mineral Resources.

•
All Ore Reserves are estimated by querying 3-dimensional; block models with 3-dimensional stoping design voids. The stope designs include internal and external dilution. The resulting in-situ reserve then has modifying factors for grade and tonnage applied to estimate the Ore Reserve.

•	Design criteria; include dilution factors for Magdala and GG styles

	Hangingwall	Foot wall	Hydraulic	Strike Length of
	Dilution	Dilution	Radius	Stopes

Magdala	2-3m	1m	6	12-15m
GG 1	2m	1m	6	15m
GG 3	1-2m	0m	6	15-18m
GG 5	1.5m	1m	6	15-18m
GG 5 Lower	1-2m	1m	6	15-18m
GG 9	2m	1m	6	12-15m
U3	2-3m	1m	6	12m
C7	2-3m	1m	6	12m

Table 16 Summary of design factors for Magdala and GG styles

19.7 Mineral Resource and Mineral Reserve Summary

Mineral Resources and Mineral Reserves for the Stawell ore bodies are combined together into a single detailed database containing all relevant information for individual Mineral Resource and Mineral Reserve areas. Whilst this detail is available the information presented in this report summarise the Mineral Resources by area as shown in Figure 53 which reports contain ounces only.

The Mineral Resources exclusive of Mineral Reserves is shown in Table 17. The Mineral Reserve summary is given in Table 18. A condensed summary table of Mineral Resource and Mineral Reserves for Stawell Gold Mines is shown in Table 19.

1ll

Stawell Gold Mines has compiled the estimate such the Mineral Resources are reported exclusive of Mineral Reserves.

	Mineral Resources exclusive of Mineral Reserve

	Indicated		Inferred		Total

	tonnes (000's)	grade g Au/t	tonnes (000's)	grade g Au/t	tonnes (000's)	grade g Au/t	In situ Au oz (000's)

Underground
Magdala above 1250mRL	200	4.97	150	4.05	350	4.58	51
Golden Gif above 1360mRL	23	7.09	80	6.01	103	6.25	21
Wonga above 1000mRL			121	6.80	121	6.80	26

Sub-total U/G	223	5.19	351	5.44	574	5.35	99

Surface
Magdala	2660	2.15			2660	2.15	184
Wonga	298	1.49	106	2.44	404	1.74	23

Sub-total Surface	2958	2.08	106	2.44	3064	2.10	207

TOTAL	3181	2.30	457	4.75	3638	2.61	306

Table 17 Stawell Gold Mines Mineral Resource summary table as at 31 December 2007

	Mineral Reserves

	Proved		Probable		Total

	tonnes (000's)	grade g Au/t	tonnes (000's)	grade g Au/t	tonnes (000's)	grade g Au/t	In situ Au oz (000's)

Underground
Magdala above 1250mRL	10	4.34	297	4.5	307	4.49	44
Golden Gif above 1360mRL	36	4.83	926	5.92	962	5.88	182
Wonga above 1000mRL
Surface Stockpiles

Sub-total U/G	46	4.72	1223	5.58	1269	5.54	226

Surface	0		0
Davis Exte above 130mRL			325	2.12	325	2.12	22
LG Stockpiles			188	0.8	188	0.8	5

Sub-total Surface	0		513	1.64	513	1.64	27

TOTAL	46	4.72	1736	4.41	1782	4.42	253

Table 18 Stawell Gold Mines Mineral Reserve summary table as at 31 December 2007

Mineral Reserves

Stawell Proven	46,000	4.72	7,000

Probable	1,736,000	4.41	246,000

Total	1,782,000	4.42	253,000

Mineral Resources (exclusive of reserves)

	Tonnes	Gold (g/t)	Gold (contained ounces)

Stawell Measured	0	0.00	0

Indicated	3,181,000	2.30	235,000

Meas + Ind	3,181,000	2.30	235,000

Inferred	457,000	4.75	70,000

Table 19 Condensed Mineral Resource and Mineral Reserves as at 31 December 2007

Notes:

1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101.

2.	Mineral Resources for are exclusive of Mineral Reserves.

3.	Mineral Reserves were estimated using the following economic parameters:

a.
Gold price of AUD$750/oz. Cut-off grade applied was variable for underground ore depending upon width, mining method and ground conditions. Dilution of 2-3m and mining recovery of 95-100% were applied to the underground reserves, dependent upon mining method.

4. Mineral Resources were estimated using the following parameters:

a. Underground using Gold Price of AUD$750/oz.

b. Magdala surface above 130mRL and above a nominal 0.8g/t Au cutoff

c. Wonga surface within a AUD$850 optimised pit shell

5. Mineral Reserve estimates were prepared by:

a.
Glenn Miller, Mine Technical Superintendent, Northgate Minerals Corporation. Mr Miller is a member of the Australasian Institute of Mining and Metallurgy and has over 16 years of relevant engineering experience.

6. Mineral Resource estimates were prepared by:

a.
Dean Fredericksen of Fredericksen Geological Solutions Pty Ltd. Mr Fredericksen is a member of the Australasian Institute of Mining and Metallurgy and has over 19 years of relevant geological experience.

7.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

Figure 53 Long Projection showing a summary of the Mineral Resource and Mineral Reserves on an area by area basis

19.7.1 Magdala Underground

Magdala Mineral Resources and Mineral Reserves are contained around previously mined areas in the upper levels. The majority of the Mineral Resources in this area have been estimated using conventional 2D estimation methodologies. There are ongoing data gathering and evaluation programs to convert the current Mineral Resources to Mineral Reserves and appropriate resource are allocated to these programs.

Reserves are contained on Central, and Basalt Contact structures. Rehabilitation and access considerations have been taken into account when assessing the viability of each stoping block. Stopes generally have a weak hangingwall of Mine Schist or weakly mineralised volcanogenics.

19.7.2 C7

Mineral Resources have been estimated by 3D estimation methodologies. The details of which are outlined in appendix C.

Mineralisation of the C7 orebody is characterised by two main lodes, the Duke’s lode and Central lode. Duke’s lode is volcanogenic mineralisation against a basalt contact with Central lode a quartz vein in the hangingwall of Duke’s lode. The separation between the two lodes varies between lm and 10m with weakly mineralised volcanogenics separating the two lodes. The hangingwall of the Central lode is mineschist and is of varying rock strength.

19.7.3 U3

Mineral Resources have been estimated by 3D estimation methodologies. The details of which are outlined in appendix D.

The U3 orebody is characterised by a single lode of mineralisation along the contact of the Oriental basalt. The mineralisation style includes both volcanogenics and quartz veining. The South fault is the upper bounding fault of the orebody and the Merlot fault is the lower bounding fault. The Oriental basalt forms the footwall with mineschist as the hangingwall. Ground condition encountered in the ore and hangingwall are considered extremely poor.

19.7.4 GGl

Mineral Resources have been estimated by 3D estimation methodologies. The details of which are outlined in appendix E.

The GGl orebody contains two main lodes separated as East Patron and West Patron Lodes. The lodes are separated by internal basalt and are bounded by a basalt hangingwall and mineschist footwall. The orebody has a typical dip of 50° to 55°, and in some cases reduces to 35°, this flat nature can lead to increased waste dilution. The top of the orebody is constrained by the South Fault with several flat faults offsetting the orebody horizontally.

19.7.5 GG3

Mineral Resources have been estimated by 3D estimation methodologies. The details of which are outlined in appendix G.

The main mineral bearing lode in GG3 is the Dalray Lode which has both a hangingwall and foot wall component. The GG3 Geology is characterised by a series of flat planar faults that have resulted in significant structural complexity. Ongoing Grade Control drill programs are targeted to unravel this structural complexity and to ensure that Ore Reserve extraction is optimised. Offsetting of ore structures has required additional mullock to be included in Stope Reserves to access available ore. Hangingwall conditions are considered good with basalt, though faulting may result in some dilution.

19.7.6 GG5

Mineral Resources have been estimated by 3D estimation methodologies. The details of which are outlined in appendix H.

The GG5 orebody is characterised by two main steeply dipping lodes, the Empire (HW) and Statesman (FW) Lodes alongside each other, bounded by a basalt hangingwall and porphyry footwall. An internal basalt zone pinches in between the lodes, creating a high grade Waterloo zone and an offset zone west of the porphyry. The Tarrango fault constraints the orerbody at the northern end.

Hangingwall conditions are considered good with basalt hangingwalls. Mineralisation exists from the 1045RL to the 1165RL with a central retreat fashion to avoid the need for closure stopes and allows for a dual production front.

19.7.7 GG5 Lower

Mineral Resources have been estimated by 3D estimation methodologies. The details of which are outlined in appendix I.

Mineralisation in the GG5 Lower is characterised by a single steeply dipping lode that has the lower fault as a boundary. Two basalt noses cause areas of increased ore width within the structure. Hangingwall conditions are considered excellent with basalt hangingwalls and volcanogenic footwall. Mining of GG5 Lower has required a temporary crown pillar to be established to allow for continuity of ore supply while vertical depth is achieved. Mining is generally in a central retreat fashion to avoid the need for closure stopes. Mineralisation extends from the 1260RL to 1375RL with temporary crown established at the 1310 RL.

19.7.8 GG9

Mineral Resources have been estimated by 3D estimation methodologies. The details of which are outlined in appendix J.

The GG9 resource is characterised predominantly by a single steeply-dipping Kingston lode which reduces in width with distance from the Merlot Fault. The Merlot fault forms the upper boundary of mineralisation and the Durif Fault the lower. The expected poor conditions of the weakly mineralised volcanogenic footwall have required that 1.5m of dilution be attributed to this, though the basalt hangingwall is expected to have good ground conditions. The GG9 contains a number of flat structures that have increased geological complexity.

19.8 Open Pit Design methodology

19.8.1 Design criteria

	Overall slope	Bench Height	Depth
	angle

Wonga	37	10m	120
Davis	43	10m	70
Wildwood	45	10m	70m

Table 20 Summary of design factors for open pits

19.8.2 Wonga Surface

The Wonga Surface mineral Resources have been estimated using 3D block modelling methodologies as described in Appendix A. The Mineral Resources are reported within an optimised pit shell at a gold price of AUD$850. This work has been completed by Tamar Dincer of Mining Solutions Consultancy in Perth Western Australia the results of which are given in Appendix K.

The Wonga Open pit is located 1.5km from the Stawell Mill and consists of a mined open pit which has then progressed to an underground mine reaching the 400RL The Wonga ore zone consists of 2 structures, the flat Hanging-wall lode and the steep link Structure. Mining has historically mined both structures, with the majority of work focussed on the Link Structure. Open pit Mining will be centred on the Hangingwall lode through a cutback of the Eastern Pit Wall. A high risk of ore loss is associated with mining due to open voids beneath the pit. Access to the bottom of the pit is through an established ramp, and mining will be using conventional drill and blast techniques.

19.8.3 Magdala Surface

19.8.3.1 Resource

The Magdala Surface Mineral Resource (referred to also as Big Hill Mineral Resource) was estimated in 1998 using 3D estimation methodologies as documented in Appendix B. The Mineral Resources are reported above 130m RL above a nominal cutoff of 0.8 g/t Au.

The Magdala Surface Mineral Resources have been subject of detailed reviews by Mike Stewart from Quantitative Geosciences including a recommendation that alternative estimations methodologies be adopted for this deposit. These recommendations have been reviewed by a Qualified Person and whilst are sound advice it is considered the outcome in respect of the estimated Mineral Resources is not material to the information disclosed in this document.

19.8.3.2 Davis Open Reserve

The Davis Open Pit is located lkm North West of the Stawell Mill. Work will be to extend the pit to depth. Historical underground workings, as well as proximity to local dwellings and water infrastructure limit the extent to which the pit can be extended. Mining will be through conventional drill and blast mining, with consideration to houses located close to the edge of the mining pit.

19.9 External Factors Effecting Extraction of Mineral Resources and Reserves

19.9.1 Magdala Surface Mineral Resources

The Magdala surface Mineral Resources are located within a segment of Crown Land called the Big Hill ridge which defines the up dip portion of the Magdala mineralised system. This area is bordered by residential areas on two sides. An extensive RC and Diamond drilling program was completed during 1997 and 1998 to define the extent of the mineralised system and define the mineral Resource.

A feasibility study to establish and open pit mining operation on this section of the deposit was completed and a detailed Environmental Effects Statement (EES) prepared. The EES was submitted to the Victorian State Government in 1999 seeking approval to commence a mining operation within the Big Hill environment. In November 2000 the proposal was rejected by the Minister for Planning and the project was not able to proceed.

Stawell Gold Mines believes there is potential to re-examine the project and the methodologies that were proposed at the time and thus exploit portions of the Mineral Resource as defined and reported in this document.

Further open pit optimisation studies have been completed and a smaller open pit designed as an extension of the existing Davis Open Pit. Stawell Gold Mines management has received advice that this proposal could be completed by applying to the Victorian State Government for a variation to the existing “Work Plan” and a planning permit from the local Grampians Shire Council. As such a small open pit Mineral Reserve has been defined and reported as part of the Mineral Reserve estimate.

During 2007 the waste dump created from the initial mining of the Davis open pit has been progressively reclaimed and treated through the Stawell Gold Mines processing facility. As such there is precedent for mining operations in this area.

Additionally some studies have been completed looking at the potential to extract portions of the Mineral Resource by underground methods. At the time these studies were completed (2001 - 2002) the economic scenarios were not favorable. A significant change in the gold price during 2007 has not been factored into this analysis and further reviews are planned.

Whilst there are currently permitting, environmental and political constraints preventing mining this portion of the Mineral Resource estimate there are potentially significant economic benefit to the Stawell operation if this Mineral Resource could be exploited by some form of mining activity. Stawell Gold Mines will continue evaluation of potential extraction methodologies.

19.9.2 Wonga Surface Mineral Resource

The Wonga  surface  Mineral Reserves are based upon an open pit optimisation study completed in mid 2007. The resulting optimisation shells at a gold price of AUD$ 850 create an extension to the existing partially filled Wonga Open Pit void.

There are existing Mining Licence approvals and conditions that permit open pit mining in this area. Stawell Gold Mines management has advice that a Work Plan variation would need to be obtained prior to the commencement of any mining activity in the Wonga area. The exploration program proposed for 2008 includes an allocation to complete additional exploration on near surface and underground targets within the Wonga deposit area and as detailed plans for mining operation have yet been completed.

Stawell Gold mines have received a Work Plan variation enabling mining and trucking of portions of the Wonga waste dump to the processing plant for milling. These trials will be carried out during 2008 to determine the potential processing grades and viability of treating this material through the Stawell processing facility.

19.9.3 Wonga Underground Mineral Resources

The Wonga   Underground Mine was placed on care and maintenance in 1999. After extraction of some of the remnant Mineral Reserves and resources in subsequent years the mine pumping was stopped and the mine allowed to flood. The water level is currently 150mRL and the majority of the existing working underwater.

Should economic conditions change such the remaining Mineral Resource was economic, current licence conditions permit Stawell Gold Mines to recommence operations and extraction of any remaining or newly defined Mineral Resources. During 2008 it is proposed to re-evaluate the exploration potential within and adjacent to the existing Wonga underground mine.

19.9.4 Magdala Underground mineral Resources

Mining and extraction of the Magdala Mineral Resources and Reserves has been continuous since 1981. The authors are not aware of any known environmental, permitting, legal, title, socio-economic, political or other issues that will prevent extraction of the remaining existing Mineral Reserves and Mineral Resources.

Stawell Gold Mines has been able to carry out its mining activities as defined by current Work Plans and approvals without intervention since 1981.

20 Other Data and Information

20.1 Stoping Reconciliation

Stawell Gold Mines personnel maintain a detailed reconciliation register of stoping performance. This reconciles Ore reserve versus Mine recorded versus Mill production. This process has been reviewed by the competent person and is a robust process for determining the applicability of the Mineral Resource and Mineral Reserve estimation processes.

A summary of the reconciliation or Stoping Mineral Reserves to Mill production is shown in Figure 54

Figure 54 Annual Stoping Mineral Reserve reconciliation for the period 2003 - 2007

2007 reconciliation information has shown significant additional gold has been produced from the Stope portion of the Mineral Reserve. This can be explained by local geologically complex and abnormally high grade mining areas in GG2 and GG3 and is not interpreted to be a systematic Mineral Resource and Mineral Reserve estimation issue. Based on the data currently available it is not expected that this will continue other than local fluctuations in the reconciliation performance.

21 Interpretation and Conclusions

Stawell Gold mines has in place rigorous processes for the estimation of Mineral Resources and Mineral Reserves. These processes are managed on site and appropriate resources (personnel and drilling) are allocated to this function.

The conclusion of the Qualified Persons as defined in this report are that the Mineral Resources and Mineral Reserves as stated in this document are valid and supported by appropriate data collection, sampling, processing, interpretation and estimation methodologies and conform to NI43-101 guidelines.

The Stawell project has significant production history and the site personnel significant knowledge of the orebody and the mining process which adds additional support to the methodologies used to estimate the Mineral Resources and Mineral Reserves.

2007 reconciliation information has shown significant additional gold has been produced from the Stope portion of the Mineral Reserve. This can be explained by local geologically complex and abnormally high grade mining areas in GG2 and GG3 and is not interpreted to be a systematic Mineral Resource and Mineral Reserve estimation issue. Based on the data currently available it is not expected that this will continue other than local fluctuations in the reconciliation performance.

Exploration activities are incorporated into ongoing Life of Mine plans and whilst the details of the proposed plan for 2008 and beyond are still being developed it is the opinion of the Qualified Person that additional exploration is warranted as per the descriptions included in Section 12 of this report.

22 Recommendations

There are no recommendations made in respect of the information disclosed in this document.

23 References

Arne, D.C., Bierlein, F.P., McNaughton, N., Wilson, C.J.L, Morland, V.J. 1998. Timing of gold mineralisation in western and central Victoria, Australia: New constraints from SHRIMP II analysis of zircon grains from felsic intrusive rocks. Ore Geology Review, 13, 251-273

Cas, R.A.F. 1983. A review of the palaeogeographic and tectonic development of the Palaeozoic Lachlan Fold Belt of southeastern Australia. Geological Society of Australia, Special Publication, 10

Corbett, K.D. 1992. Stratigraphic-Volcanic setting of massive sulfide deposits in the Cambrian Mount Read Volcanics, Tasmania. Economic Geology, 87, 564-586

Crawford, A. J. 1988. The Cambrian system in Victoria. Geology of Victoria. J. G. Douglas, and Ferguson, J.A. Melbourne, Geology Society of Australia, Victoria Division Special Publications: 37-62

Dugdale, A.L., Wilson, C.J.L., Squire R.J. 2006. Hydrothermal alteration at the Magdala gold deposit, Stawell, western Victoria, Australian Journal of Earth Sciences, 54, 733 - 757

Foster D.A., Gray, D.R., Kwak, T.A.P., Bucher, M. 1998. Chronology and tectonic framework of turbidite hosted gold deposits in western Lachlan fold belt, Victoria: [40] Ar-[39] Ar results: Ore Geology Review, 13, 229-250

Gedge, L. 1997. The relationships between structure, gold mineralisation and intrusive events at Stawell, Victoria. Unpublished thesis, Melbourne, Australia, The University of Melbourne, 95p

Jupp, B. 2003. Hydrothermal alteration and lithogeochemistry of the Kewell and Wallup prospects and their comparison with the Magdala gold, Stawell, Victoria. Unpublished thesis, Melbourne, Australia, The University of Melbourne, 193p

Kaufman, A. 2003. The volcano-sedimentary and structural evolution of the Wildwood prospect, Western Lachlan Orogen. Unpublished thesis, Melbourne, Australia, The University of Melbourne, 85p

Mapani, S.E., Wilson, C.J.L 1994. Structural evolution and gold mineralization in the Scotchmans Fault Zone, Magdala Gold Mine, Stawell, Western Victoria, Australia. Economic Geology, 89, 566-583

Miller, J.McL, Wilson, C.J.L, Dugdale, L.J. 2006. Stawell gold deposit: a key to unrasvelling Cambrian to Early Devonian structural evolution of the western Victorian goldfields, Australian Journal of Earth Sciences, 53, 677-695

Miller, J.McL., Wilson, C.J.L. 2004a. Structural Ananlysis of faults related to a heterogeneous stress history: reconstruction of a dismembered gold deposit, Stawell, western Lachlan Fold Belt, Australia. Journal of Structural Geology, 26, 1231-1256

Miller, J.McL., Wilson, C.J.L. 2004b. Stress controls on intrusion-related gold lodes: Wonga gold mine, Stawell, Western Lachlan Fold Belt, southeastern Australia. Economic Geology, 99, 941-963

Miller, J. McL., Wilson, C.J.L. 2002. The magdala lode system, Stawell, Southeastern Australia: Structural style and relationship to gold mineralization across the western Lachlan Fold Belt. Economic Geology, 97, 325-349

Miller, J.McL., Dugdale, L.J., Wilson, C.J.L. 2001. Variable hangingwall palaeotransport during Silurian and Devonian thrusting in the western Lachlan Fold Belt: missing gold lodes, synchronous Melbourne Trough sedimentation and Grampians Group fold interference, Australian Journal of Earth Sciences, 48, 901-909

Perkins, C, Walshe, J.L. 1993. Geochronology of the Mount Read Volcanicsa Tasmania, Australia. Economic Geology, 88, 1176-1197

Pritchard, E.G. 2001. The Magdala Basalt in the east exploration decline, Magdala gold mine, Stawell Victoria: Petrography, alteration paragenesis and structural style. School of Earth Sciences, The University of Melbourne, 68p

Robinson, J.A., Wilson, C.J.L, Rawling T.J. 2006. Numerical modelling of an evolving gold-lode system: structural and lithological controls on ore-shoot formation in the Magdala goldmine, western Victoria, Australian Journal of Earth Sciences, 54, 799 - 823.

Robinson, J.A. 2005 Nature of the mineralised (ore-shoot) environment within the Magdala gold deposit, western Lachlan Fold Belt, Australia, Unpublished thesis, Melbourne, Australia, The University of Melbourne, 373p

Schaubs, P.M., Wilson, C.J.L. 2002. The relative roles of folding and faulting in controlling gold mineralisation along the Deborah anticline, Bendigo, Victoria, Australia. Economic Geology, 97, 351-370

Squire, R.J. 2004. Stawell Au deposit - ARC Linckage Project: June 2004 progress report, unpublished

Squire, R.J., Wilson, C.J.L. 2005. Tectonic responses to super-continent formation: correlation of Cambrian geological events along proto-Pacific margin of East Gondwana. Journal of the Geological Society, London, 162, 749-761

Vandenberg, A.H.M., Willman, C.E., Maher, S., Simons, B.A., Cayley, R.A., Taylor, D.H., Morand, V.J., More, D.H., and Radojkovic A. 2000. The Tasman Fold Belt System in Victoria, Geological Survey of Victoria Special Publication

Vann, J, Jackson, S, and Bertoli, O. 2003. Quantitative Kriging Neighbourhood Analysis for the Mining Geologist - A Description of the Method with worked case examples, in Proceedings of the, 5th International Mining Geology Conference (Australasian Institute on Mining and Metallurgy, Melbourne)

Watchorn, R.B., Wilson, C.J.L 1989. Structural setting of the gold mineralisation at Stawell, Victoria, Australia. Economic Geology Monographs, 6, 292-309

Wilson, C.J.L., Will, T.M., Cayley, R.A., Chen, S. 1992. Geologic framwork and tectonic evolution in Western Victoria, Australia. Tectonophysics, 214, 93-127

Xu, G., Powell, R., Wilson, C.J.L, Will, T.M. 1994. Contact metamorphism around the Stawell granite, Victoria, Australia. Journal of Metamorphic Geology, 12, 609-624

24 Date and Signatures

24.1 Certificate of Qualified Person

Name: Dean Fredericksen

Address: 629 Huntly Road, Orange NSW Australia 2800

I, Dean Fredericksen, MAusIMM do hereby certify that:

1.	I am employed as the Principal Consultant, Fredericksen Geological Solutions Pty Ltd.

2.
I have been jointly responsible for the preparation of the report titled “Technical Report on Stawell Gold Mine, Victoria Australia”, dated March 28, 2008, I am wholly responsible as the “qualified person” for the Mineral Resources Estimates as at 31 December 2007.

3.	I graduated from the University of Waikato with a Bachelor of Science degree in 1988 and a Master of Science Honours degree in 1989.

4.	I am a member in good standing of the Australasian Institute of Mining and Metallurgy and have over 19 years of professional experience.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I worked continuously at the Stawell Gold Mine during the period 1995 - 2004. From June 2007 I have completed monthly site visits as a consultant to the operation.

7.	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

8.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10.
I consent to the filing of the Technical Report with any stock exchange and any other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated 28th March, 2008

Dean Fredericksen
________________________	________________________
Signature of Qualified Person	Name of Qualified Person

24.2 Certificate of Qualified Person

Name: Glenn Miller

Address: c/o Stawell Gold Mines, Leviathan Road, Stawell, Victoria, Australia, 3380

I, Glenn Miller, MAusIMM do hereby certify that:

1.	I am employed as the Mine Technical Superintendent at Stawell Gold Mines.

2.	I have been jointly responsible for the preparation of the report titled “Technical Report on Stawell Gold Mine”, dated March 28, 2008.

3.	I graduated from Ballarat University College with a Bachelor of Engineering (Mining) degree in 1991.

4.	I am a member in good standing of the Australasian Institute of Mining and Metallurgy and have over 16 years of professional experience.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I have worked continuously at the Stawell Gold Mines since May 2006.

7.	I am not independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

8.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10.
I consent to the filing of the Technical Report with any stock exchange and any other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated 28th March, 2008

Glenn Miller
________________________	________________________
Signature of Qualified Person	Name of Qualified Person

25 Additional Requirements for Technical Reports on Development Properties

25.1 Underground Mining method

The mine is accessed by a decline from a portal located adjacent to the mill. The mine access development and services are located mainly within basalt. Ground conditions are good and there is no history of major seismic activity. Development follows the Magdala lode system down plunge, and between 470 RL and 786 RL the decline splits into a north and a south decline to access the Golden Gift ore bodies To facilitate ore access, extraction levels are developed at approximately 20m to 25m vertical intervals. The mining areas currently extend over approximately 3km of strike to more than 1,300m below surface, measured from the top of Big Hill.

The mining method used in the Magdala was bench stoping with cemented rock fill pillars in primary stopes, and rock filled secondary stopes

The mining method used in the Golden gift and narrow Magdala ore zones is retreat open stoping with either cemented rock fill (CRF) if full extraction, or ½ CRF/½ rockfill or all rockfill stope with pillars.

In the Magdala orebody, stope sizes typically range from 2,000 to 10,000 tonnes. In Golden Gift where the width and tenor of the reserves have so far been of higher quality, generally larger stopes up to 15,000 tonnes are expected.

Stope ore is recovered using loaders under direct or remote control of an operator, with haulage by 50 tonne trucks.

The access decline is used as an intake airway, and a chilled water plant delivers conditioned air via an intake shaft. Local spot refrigeration plants are also used for decline advance. Exhaust air is drawn through the workings by a series of ventilation rises and drives by two primary ventilation fan installations located at the northern and southern ends of the mine. The mine is relatively dry. Water pumped from the workings is recycled for use in the mine or the treatment process.

25.2 Open Pit Mining method

Open Pit Mining will utilize conventional benching techniques of drill and blast. Loose overburden will be removed with either a combination of Ripping and Scrapers or conventional truck and shovel / front end loader. The discrete nature of Open pits will necessitate the use of small scale equipment. Ramp widths are kept to a minimum of one lane at 12m as the mining fleet will consist of few trucks. Ore delivery from satellite pits will be through the use on road registered truck and trailer combinations. These will transport ore to the mill during ordinary work hours.

Ramp gradient of 1 in 9 (with a final ramp section at 1:8) will be used and a berm interval of 20m vertical. Batter slope angles are typically 50 deg in weathered material and reach 60deg in fresh rock. Batter slope angles are determined on a site by site basis using geotechnical advice from diamond drill and rock sampling data. Whittle modelling of the resource is used to determine the economic pit shape, with recovery factors of 95% and dilution factor of 10% typically used.

Work-shifts will be typically Monday to Friday during day light hours to minimize environmental impacts to the surrounding community.

Open Pit operations are designed to be backfilled at the end of Mine life to further minimize community impact.

25.3 Production Forecast

Refer to Table 22.

25.4 Recoverability

Refer to Section 18.

25.5 Markets

SGM produces gold dore bars at the Stawell Gold Mine, which are transported to AGR Matthey in Western Australia and refined to produce gold bullion. The Corporation sells the gold bullion over the counter according to its treasury policy through either AGR Matthey or an Australian based bank.

25.6 Contracts

The Corporation sells the gold bullion over the counter according to its treasury policy through either AGR Matthey or an Australian based bank.

The author is not aware of any agreements that are not within market parameters.

25.7 Environmental Considerations

The Corporation is committed to maintaining effective management systems with respect to environmental matters at the Stawell Gold Mine. At SGM, site management monitors and regularly reviews the environmental and social impacts of the operations, such as water quality, air quality, blast vibration and noise. Monitoring and site environmental performance results are shared with regulatory authorities and local communities and are reported quarterly to the board.

SGM promotes responsible environmental behaviour among all employees and contractors. Operations are managed in accordance with SGM’s Environmental Management Plan which provides the standards, procedures and guidelines required to achieve that aim.

SGM regularly updates its estimate of future expenditures. The provision at December 31, 2007 for the site closure and reclamation was AUD$A4.547 Million. This estimate is based on available information including preliminary closure plans, alternatives and applicable regulations.

25.8 Taxes

SGM is currently subject to the following taxes and duties:

•
Victorian Payroll tax of payable at the rate of 5.05% calculated on wages paid by SGM to its employees. SGM is liable for Victorian Payroll Tax when its total Australian wages exceeds the Victorian general deduction threshold of AUD$45,833 a month or AUD$550,000 over a full financial year; and / or when grouped with other businesses of the Corporation, the combined Australian wages of the group exceed the general deduction threshold level.

•	Minor taxes and duties including land tax, insurance duty, mortgages duty, motor vehicle duty debits tax and local council rates.

The Corporation is currently subject to the following taxes:

•	Federal Income tax is levied on the taxable income of the Corporation at a rate of 30%. In general terms, taxable income is calculated on assessable income less any allowable deductions.

•	Capital Gains Tax (CGT) is paid on any capital gain that the Corporation includes in its annual income tax return. CGT is not a separate tax; it’s a component of income tax.

•
Fringe  benefits tax (FBT) is payable for benefits paid to an employee or the employee’s associate by the Corporation. FBT is separate from income tax and is based on the taxable value of the various benefits provided.

•
Goods and Services Tax (GST) is a broad-based tax of 10 per cent on the sale of most goods and services and other things in Australia. Being registered for GST enables the Corporation to claim input tax credits for the GST included in the purchase price of goods and services used in the business.

•
Victorian Payroll tax of payable at the rate of 5.05% calculated on wages paid it and its subsidiaries to its employees. Corporation is liable for Victorian Payroll Tax when its total Australian wages exceeds the Victorian general deduction threshold of AUD$45,833 a month or AUD$550,000 over a full financial year; and / or when grouped with other businesses, the combined Australian wages of the group exceed the general deduction threshold level.

•	Minor taxes and duties including land tax, insurance duty, mortgages duty, motor vehicle duty debits tax and local council rates.

25.8.1 Royalties

Within M5260 there is an AUD$2.00 per Au ounce royalty payable to Mineral Ventures of Australia (MVA). This royalty agreement came into place in February of 2004 and is in place until the earlier of 15 year of production of 2.5 million ounces of gold. Furthermore this royalty agreement extends to Victorian tenements held by Leviathan Resources in February 2004 which included MIN5260.

25.9 Capital and Operating Expenses

EXECUTIVE SUMMARY	2008	2009	2010	TOTAL 2008-2010

Operating Costs (Cash Costs)
Mining - Underground	30,576	30,042	14,566	75,184
Mining - Surface	—	—	7,194	7,194
Mining - Mine Geology	3,794	1,229	250	5,272
Processing	15,981	14,467	11,116	41,564
Administration	4,883	5,693	3,437	14,013

Total	55,233	51,431	36,562	143,226

Capital Costs
Mining	19,551	6,575	—	26,126
Plant & Equipment	6,515	2,842	1,190	10,548

Total	26,066	9,418	1,190	36,674

Total Operating and Capital Costs	81,299	60,849	37,752	179,900

Table 21 Annual Operating and Capital expenses based on LOM

25.10         Economic Analysis

Table 22 sets forth an economic analysis for the SGM reflecting a cash flow forecast on an annual basis from 1 July 2007. In addition, certain sensitivity analyses are described in Table 23 below. The cash flow forecast in Table 22 has been based upon only the mineral reserve estimate for the SGM as reflected in this Report, representing approximately a three year life.

EXECUTIVE SUMMARY	2008	2009	2010	TOTAL 2008-2010

Production
Underground Production
Tonnes mined	686,828	666,836	306,974	1,660,638
Head grade	5.03	5.20	5.93	5.26
Production (oz)	110,978	111,382	58,540	280,900

Surface Production
Tonnes mined	—	—	325,383	325,383
Head grade	—	—	2.12	2.12
Production (oz)	—	—	22,178	22,178

Total Production
Tonnes mined	686,828	666,836	632,357	1,986,021
Head grade	5.03	5.20	3.97	4.75

Production (oz)	110,978	111,382	80,718	303,078

Surface ore ratio (%)	0%	0%	51%	16%

Total Processed
Tonnes processed	731,199	676,818	955,880	2,363,897
Head grade	5.10	5.23	3.18	4.36
Production (oz)	120,001	113,759	97,707	331,467
Recovery	89%	89%	86%	88%

Recovered gold (oz)	106,527	100,681	83,971	291,179

Revenue	$000	$000	$000	$000
Gold Sales	79,895	75,510	62,979	218,385
Interest Received and other revenue	—	—	—	—

Total	79,895	75,510	62,979	218,385

Spot Price (A$)	$750	$750	$750

Operating Costs (Cash Costs)
Mining — Underground	30,576	30,042	14,566	75,184
Mining — Surface	—	—	7,194	7,194
Mining — Mine Geology	3,794	1,229	250	5,272
Processing	15,981	14,467	11,116	41,564
Administration	4,883	5,693	3,437	14,013

Total	55,233	51,431	36,562	143,226

Operating Cash Flow	24,663	24,079	26,417	75,158

Capital Costs
Mining	19,551	6,575	—	26,126
Plant & Equipment	6,515	2,842	1,190	10,548

Total	26,066	9,418	1,190	36,674

Total Operating and Capital Costs	81,299	60,849	37,752	179,900

Operating and Capital Cash Margin	(1,404)	14,661	25,227	38,484

Corporate Costs	213	183	120	516
Resource Definition Costs	2,122	255	—	2,377
Borrowing Costs	234	17	(0)	252

Cash Margin Before Tax	(3,972)	14,206	25,107	35,340

Table 22 Cash Flow Forecast

Notes:

1.	Cash flow excludes rehabilitation, redundancies and leave payout, residual value for sale of plant and equipment, balance sheet wind down, lease payments and corporate costs; and

2.	Gold price assumptions used in the calculation of cash flow are consistent with SGM’s 2007 Mineral Reserve assumptions.

Table 23 Cash Flow Sensitivity Analysis. Figures stated in AUD$’000.

25.11 Payback

There is no outstanding debt on the property. Stawell does however have Life of Mine model forecast lease principal payments of $6.15 million. A net present value (NPV) sensitivity analysis over varying discount rates (Table 24) resulted in a LOM NPV range from $29.1 million (base case assuming 0% discount rate) to $19.1 million (14% discount rate). The NPV amount of $29.1 million assuming a 0% discount rate varies to the $35.3 million by the forecast lease principal payments of $6.15 million. Because of the limited mine life at Stawell, variations to the discount rate has a relatively minor impact on the total NPV.

Table 24 SGM NPV sensitivity analysis over varying discount rates.

25.12 Mine Life

Proven and probable mineral reserves are projected to sustain the mining operation until the end of the second quarter of 2010.

The most immediate potential to extend the mine life of the property is the Golden Gift 6 area. This area currently is not in resource but work is continuing during 2008 to examine its potential.